                                                Filed Pursuant to Rule 424(B)(3)
                                                Registration No: 333-83106




PROSPECTUS

                                (COVENTRY LOGO)
                               OFFER TO EXCHANGE
                             UP TO $175,000,000 OF
                          8 1/8% SENIOR NOTES DUE 2012
                                      FOR
                             UP TO $175,000,000 OF
                          8 1/8% SENIOR NOTES DUE 2012
                        THAT HAVE BEEN REGISTERED UNDER
                           THE SECURITIES ACT OF 1933

TERMS OF THE NEW 8 1/8% SENIOR NOTES OFFERED IN THE EXCHANGE OFFER:

    - The terms of the new notes are identical to the terms of the outstanding notes, except that the new notes have been registered under the Securities Act of 1933 and will not contain restrictions on transfer or registration rights.

TERMS OF THE EXCHANGE OFFER:

    - We are offering to exchange up to $175,000,000 of our outstanding 8 1/8% senior notes due 2012 for new notes with materially identical terms that have been registered under the Securities Act and are generally freely tradable.

    - We will exchange all outstanding notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of new notes.

    - The exchange offer expires at 5:00 p.m., New York City time, on April 1, 2002, unless extended.

    - Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

    - The exchange of new notes for outstanding notes should not be a taxable event for U.S. federal income tax purposes.

    Each broker-dealer registered as such under the Securities Exchange Act of 1934 that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal that accompanies this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date of the exchange offer, or such shorter period as will terminate when all new notes held by broker-dealers that receive new notes for their own account or initial purchasers of the outstanding securities have been sold pursuant to this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any resale of new notes received by a broker-dealer for its own account. See "Plan of Distribution."
                               ------------------

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 8 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.
                               ------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

February 28, 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN THE ACCOMPANYING LETTER OF TRANSMITTAL. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

     THIS PROSPECTUS INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. SEE "WHERE YOU CAN FIND ADDITIONAL INFORMATION" AND "INCORPORATION OF INFORMATION BY REFERENCE." THIS INFORMATION, EXCLUDING EXHIBITS TO THE INFORMATION UNLESS THE EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION, IS AVAILABLE WITHOUT CHARGE TO ANY HOLDER OR BENEFICIAL OWNER OF OUTSTANDING NOTES UPON WRITTEN OR ORAL REQUEST TO JOHN J. STELBEN, VICE PRESIDENT, COVENTRY HEALTH CARE, INC., 6705 ROCKLEDGE DRIVE, SUITE 900, BETHESDA, MARYLAND 20817, TELEPHONE NUMBER (301) 581-0600. TO OBTAIN TIMELY DELIVERY OF THIS INFORMATION, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION OF THE EXCHANGE OFFER. THEREFORE, YOU MUST REQUEST INFORMATION ON OR BEFORE MARCH 25, 2002.
                               ------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Summary.....................................................     1
Risk Factors................................................     8
Cautionary Note Regarding Forward-Looking Statements........    15
Exchange Offer..............................................    16
Use of Proceeds.............................................    26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    27
Business....................................................    37
Description of the Notes....................................    52
Certain United States Federal Income Tax Considerations.....    87
Plan of Distribution........................................    89
Legal Matters...............................................    90
Independent Public Accountants..............................    90
Where You Can Find Additional Information...................    90
Incorporation of Information by Reference...................    90

                                    SUMMARY

     The following summary highlights some of the information from this prospectus and does not contain all the information that is important to you. Before participating in the exchange offer, you should read this entire prospectus, including the section entitled "Risk Factors" and the documents incorporated by reference into this prospectus. Unless this prospectus indicates otherwise or the context otherwise requires, the terms "we," "our," "our company," "the company" or "us" as used in this prospectus refer to Coventry Health Care, Inc. and its subsidiaries and the term "notes" as used in this prospectus refers collectively to the outstanding notes and the new notes.

                                    OVERVIEW

     We are a leading publicly-traded managed health care company with approximately 1.85 million members as of September 30, 2001. We operate a diversified portfolio of local market health plans serving 14 states, primarily in the Mid-Atlantic, Midwest and Southeast regions. Our health plans generally are located in small to mid-sized metropolitan areas. We believe that most of our health plans have strong competitive positions in our markets. Based on the number of health maintenance organization (HMO) members enrolled in our health plans as of January 1, 2001, we believe our health plans rank among the top two in six of our 13 markets and among the top three in eight of our markets.

     We operate our health plans with a local focus and the management expertise, resources and economies of scale of a large, well-established and well-capitalized company. We believe the delivery of health care benefits and services is best managed on a market-by-market basis. Each of our health plans operates under its local market name and has local management, sales and marketing, medical management, contracting and provider relations personnel that design and manage health benefits to meet the needs of our individual markets. We believe that our local focus enables us to adapt our products and services to the needs of individual markets, react quickly to changes in our markets and maintain strong relationships with our employer customers, members and health care providers. We operate four regional service centers that perform claims processing, premium billing and collection, enrollment and customer service functions for our plans. Our regional service centers enable us to take advantage of economies of scale, implement standardized management practices at each of our plans and capitalize on the benefits of our integrated information technology systems. We centralize the underwriting and product pricing functions for our health plans at the corporate level, which allows us to utilize our underwriting expertise and a disciplined pricing strategy at each of our plans. Our corporate office also monitors the medical management policies of our plans and assists our plans in implementing disease management programs, quality assurance programs and other medical management tools. We believe our centralization of certain administrative functions at the corporate and regional levels gives us a competitive advantage over local market health plans that lack our resources.

     We offer employers a broad range of commercial managed care products that vary with respect to the level of benefits provided, the costs paid by employers and members and the extent to which our members' access to providers is subject to referral or preauthorization requirements. We offer underwritten or "risk" products, including HMOs, preferred provider organizations (PPOs) and point of service (POS) plans. In addition, we recently began offering defined contribution health plans. Our risk products also include state-sponsored managed Medicaid programs and federally-sponsored Medicare+Choice programs in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates. For our risk products, we receive premiums in exchange for assuming underwriting risks and performing sales, marketing and administrative functions. We also offer "non-risk" products, including access to our provider networks and management services, to employers that self-insure employee health benefits. The management services we provide typically include provider contracting, claims processing, utilization review and quality assurance. For our non-risk products, we receive fees for access to our provider networks and the management services we provide, but we do not have underwriting risk.

     We are singularly focused on managed health care. We do not offer separate plans for ancillary products and services, such as workers' compensation, life, dental or vision benefits. We believe this singular focus allows us to execute better on the fundamentals and details of our business.

     Our health plans maintain broad networks of providers so that our members have a range of provider options. In selecting physicians for our networks, we evaluate each physician's location, area of specialization, credentials and experience, including licensing status, malpractice claims history and hospital affiliations. In selecting hospitals, we consider the quality and reputation of the physicians that provide services at the hospital, the location of the hospital, the services offered and the reputation of the hospital within the market.

     We market our managed care products and services through our own direct sales staff of approximately 400 employees and a network of more than 2,400 independent brokers and agents. Our local direct sales staffs and independent brokers and agents market our health plans to recruit new employer customers and members and retain our existing employer customers and members.

                       OUR OPERATING AND GROWTH STRATEGY

     During the last several years, we have grown through increased membership in our existing plans and through acquisitions. From 1998 to 2000, we experienced compound annualized membership, revenue and Adjusted EBITDA growth of 11.2%, 11.1% and 24.1%, respectively. The key elements of our operating and growth strategy include:

MAINTAINING LEADING POSITIONS IN OUR MARKETS

     We operate health plans with strong competitive positions in most of our markets. Based on the number of HMO members enrolled in our health plans as of January 1, 2001, we believe our health plans rank among the top two in six of our 13 markets and among the top three in eight of our markets. We believe our local focus enables us to compete effectively with large national competitors that operate in the markets we serve, and our management expertise, resources and economies of scale give us a competitive advantage over small, local market health plans. We believe the combination of our local strengths and our resources as a large company makes our plans attractive to employers and members, and thereby enhances our competitive positions in the markets in which we operate. We believe our strong market positions enable us to negotiate competitive contracts with providers and realize operating efficiencies.

PURSUING STRATEGIC ACQUISITIONS

     The managed care industry continues to be highly fragmented, with approximately 560 health plans in operation in the United States during 2000. Our strategy is to acquire plans that we believe will benefit from our management expertise and provide opportunities for improved operations and cost savings through our management practices and economies of scale. During the last several years, we have acquired underperforming plans at attractive valuations relative to plans with superior operating performance. We believe that there will be additional acquisition opportunities in the future as a result of the continued consolidation of the managed care industry and the increasing difficulties small, local plans will face in competing with larger companies that have greater access to capital, superior information systems, lower administrative costs and more effective medical management techniques and management practices. We intend to continue to pursue acquisitions in our existing markets and in new markets as attractive opportunities arise.

ACHIEVING MARGIN IMPROVEMENTS

     We typically have acquired health plans with poor operating performance. Following each acquisition, we undertake an extensive review of the rates, cost structure, provider arrangements and medical management practices of the acquired plan. Generally, we have been able to improve the operating margins of our acquired plans within six to 24 months after we have completed the acquisition through strict pricing discipline, improved provider arrangements, more effective medical management techniques and reductions in overhead costs resulting from operating efficiencies and our economies of scale. We believe that we can continue to improve the operating margins at our recently acquired plans as well as our other plans through continued pricing discipline, improvements in medical management techniques and additional operating efficiencies and economies of scale.

     Our principal executive offices are located at 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, and our telephone number at that address is (301) 581-0600.

                              RECENT ANNOUNCEMENTS

     On February 6, 2002, we announced our operating results for the fourth quarter and the year ended December 31, 2001. For the quarter ended December 31, 2001, our total operating revenues were $814.5 million and net earnings were $22.9 million, or $0.34 per diluted share. For the year ended December 31, 2001, our total operating revenues were $3.15 billion and net earnings, before non-recurring gains, were $83.5 million, or $1.23 per diluted share.

                               THE EXCHANGE OFFER

     On February 1, 2002, we completed a private offering of the outstanding notes. We entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to deliver to you this prospectus.

Outstanding Notes.............   8 1/8% senior notes due 2012, which were issued
                                 on February 1, 2002.

New Notes.....................   8 1/8% senior notes due 2012, which have been
                                 registered under the Securities Act.

Exchange Offer................   We are offering to exchange new notes for
                                 outstanding notes. The exchange offer is not conditioned on a minimum aggregate principal amount of the outstanding notes being tendered.

Expiration Date...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on April 1, 2002, unless we decide to extend it.

Procedures for Tendering
Outstanding Notes.............   To participate in the exchange offer, you must
                                 complete, sign and date the letter of
                                 transmittal and send it, together with all other documents required by the letter of transmittal, including the outstanding notes that you wish to exchange, to First Union
                                 National Bank, as exchange agent, at the address indicated on the cover page of the letter of transmittal. In the alternative, you can tender your outstanding notes by following the procedures for book-entry transfer described in this prospectus.

                                 If your outstanding notes are held through The Depository Trust Company, or DTC, and you wish to participate in the exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

                                 If a broker, dealer, commercial bank, trust company or other nominee is the registered holder of your outstanding notes, we urge you to contact that person promptly to tender your outstanding notes in the exchange offer.

                                 For more information on tendering your
                                 outstanding notes, see "Exchange Offer -- Terms of the Exchange Offer," "-- Procedures for Tendering" and "-- Book-Entry Transfer."

Guaranteed Delivery
Procedures....................   If you wish to tender your outstanding notes
                                 and you cannot get your required documents to the exchange agent on time, you may tender your outstanding notes according to the guaranteed delivery procedures described in "Exchange
                                 Offer -- Guaranteed Delivery Procedures."

Withdrawal of Tenders.........   You may withdraw your tender of outstanding
                                 notes at any time prior to the expiration date of the exchange offer. To withdraw, you must deliver a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated on the cover page of the letter of transmittal before 5:00 p.m., New
                                 York City time, on the expiration date of the exchange offer.

Acceptance of Outstanding
Notes and Delivery of New
Notes.........................   If you fulfill all conditions required for
                                 proper acceptance of outstanding notes, we will accept any and all outstanding notes that you properly tender in the exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any outstanding notes that we do not accept for exchange to you as promptly as practicable after the expiration date and acceptance of the outstanding notes for exchange. See "Exchange Offer -- Terms of the Exchange Offer."

Broker-Dealers................   Each broker-dealer registered as such under the
                                 Exchange Act that receives new notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. See "Plan of Distribution."

Fees and Expenses.............   We will bear all expenses related to the
                                 exchange offer. See "Exchange Offer -- Fees and
                                 Expenses."

Use of Proceeds...............   We will not receive any proceeds from the
                                 issuance of the new notes. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement.

Consequences of Failure to
Exchange Outstanding Notes....   If you do not exchange your outstanding notes
                                 in this exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act, except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer the outstanding notes under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax
Considerations................   The exchange of the new notes for the
                                 outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See "Certain United States
                                 Federal Income Tax Considerations."

Exchange Agent................   We have appointed First Union National Bank as
                                 exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows: First Union National Bank, Corporate
                                 Trust Operations -- NC1153, 1525 West W.T.
                                 Harris Boulevard 3C3, Charlotte, North Carolina
                                 28288-1153, Attention: Corporate Actions
                                 Department. Eligible institutions may make requests by facsimile at (704) 590-7628.

                                  THE OFFERING

     The new notes will be identical to the outstanding notes except that the new notes have been registered under the Securities Act and will not have restrictions on transfer or registration rights. The new notes will evidence the same debt as the outstanding notes, and the same indenture will govern the new notes and the outstanding notes.

     The following summary contains basic information about the new notes and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of the new notes, see "Description of the Notes."

Issuer........................   Coventry Health Care, Inc., a Delaware
                                 corporation.

Notes Offered.................   $175.0 million aggregate principal amount of
                                 8 1/8% senior notes due 2012.

Maturity......................   February 15, 2012.

Interest Payment Dates........   February 15 and August 15 of each year,
                                 beginning on August 15, 2002.

Ranking.......................   The new notes will be:

                                 - our unsecured senior obligations;

                                 - pari passu in right of payment with all of
                                   our existing and future senior debt; and

                                 - senior in right of payment to all of our
                                   existing and future subordinated obligations.

                                 As of September 30, 2001, after giving effect to the offering of the outstanding notes and the application of the net proceeds thereof, our total outstanding consolidated debt would have been $175.0 million.

No Guarantee for the New
Notes.........................   The new notes will not be guaranteed by any of
                                 our existing or future subsidiaries. All the existing and future liabilities of our subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the new notes. After eliminating intercompany activity, our subsidiaries would have had:

                                 - assets of $1.0 billion, or 73.0% of our total
                                   assets, as of September 30, 2001;

                                 - liabilities (including trade creditors) of
                                   $625.0 million as of September 30, 2001;

                                 - operating revenues of $2.6 billion and $2.3
                                   billion, or 99.8% and 99.9% of our
                                   consolidated operating revenues, for 2000 and the nine months ended September 30, 2001, respectively; and

                                 - Adjusted EBITDA of $92.1 million and $105.2
                                   million, or 76.4% and 89.6% of our
                                   consolidated Adjusted EBITDA, for 2000 and the nine months ended September 30, 2001, respectively. Adjusted EBITDA of our subsidiaries for 2000 reflects the transfer of certain operations from Coventry Health Care, Inc. to a wholly-owned subsidiary on July 1, 2000 as if the transfer had occurred on January 1, 2000.

                                 The ability of our HMO and insurance company subsidiaries to pay dividends or make other distributions or payments to us is restricted by state insurance holding company laws and regulations.

Optional Redemption...........   Prior to February 15, 2007, we may redeem all
                                 or part of the new notes by paying a
                                 "make-whole" premium based on U.S. Treasury rates as specified in this prospectus under "Description of the Notes -- Optional
                                 Redemption."

                                 At any time on or after February 15, 2007, we may redeem all or part of the new notes at the redemption prices specified in this prospectus under "Description of the Notes -- Optional Redemption."

                                 At any time prior to February 15, 2005, we may redeem up to 33 1/3% of the aggregate principal amount of the notes with the net proceeds of one or more public equity offerings, at a price equal to 108.125% of the principal amount thereof, plus accrued and unpaid interest, including special interest, if any, to the redemption date, provided that at least 66 2/3% of the original aggregate principal amount of the notes issued remains outstanding after the redemption.

Certain Covenants.............   We will issue the new notes under an indenture
                                 between us and First Union National Bank, as trustee. The indenture includes covenants that limit our ability and the ability of our restricted subsidiaries to:

                                 - incur additional debt;

                                 - pay dividends or make other restricted
                                   payments;

                                 - create or permit certain liens;

                                 - sell assets;

                                 - create or permit restrictions on the ability
                                   of our restricted subsidiaries to pay
                                   dividends or make other distributions to us;

                                 - enter into transactions with affiliates;

                                 - enter into sale and leaseback transactions;
                                   and

                                 - consolidate or merge with or into other
                                   companies or sell all or substantially all of our assets.

                                 These covenants are subject to a number of important exceptions and qualifications described under "Description of the Notes -- Certain Covenants" and "-- Merger, Consolidation and Sale of Property."

Change of Control.............   Following a change of control, we will be
                                 required to make an offer to purchase all of the new notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Transfer Restrictions.........   The new notes have been registered under the
                                 Securities Act and generally will be freely transferable.

Absence of an Established
Market for the New Notes......   The new notes are a new issue of securities and
                                 currently there is no market for them. We do not intend to apply to have the new notes listed on any securities exchange or to arrange for any quotation system to quote them. We expect the new notes to be eligible for trading in the PORTAL Market. The initial purchasers of the outstanding notes have advised us that they intend to make a market for the new notes, but they are not obligated to do so. The initial purchasers may discontinue any market-making in the new notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid market will develop for the new notes, that you will be able to sell your new notes at a particular time or that the prices that you receive when you sell will be favorable.

Use of Proceeds...............   We will not receive any proceeds from the
                                 issuance of the new notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement.

Risk Factors..................   You should carefully consider the information
                                 set forth in the section entitled "Risk
                                 Factors" and the other information included in or incorporated by reference into this prospectus in deciding whether to participate in the exchange offer.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings (loss) before income taxes, plus fixed charges, excluding capitalized interest, plus amortization of capitalized interest. Fixed charges are defined as interest expensed and capitalized, plus amortization of premiums, discounts and capitalized expenses related to indebtedness.

                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------   NINE MONTHS ENDED
                                             1996   1997   1998   1999   2000   SEPTEMBER 30, 2001
                                             ----   ----   ----   ----   ----   ------------------
Ratio of earnings to fixed charges.........    --     --     --   26.2x    --            --

     Our earnings were insufficient to cover our fixed charges for the years ended December 31, 1996, 1997 and 1998 by approximately $97.6 million, $4.5 million and $44.8 million, respectively. We did not have any fixed charges for the year ended December 31, 2000 or the nine months ended September 30, 2001. Therefore, the ratio is not calculated for those periods.

                                  RISK FACTORS

     You should carefully consider the risks described below, as well as other information contained in this prospectus and the documents incorporated by reference into this prospectus, before making a decision regarding participation in the exchange offer.

                           RISKS RELATED TO THE NOTES

IF YOU DO NOT PROPERLY TENDER YOUR OUTSTANDING NOTES, YOU WILL CONTINUE TO HOLD UNREGISTERED OUTSTANDING NOTES AND YOUR ABILITY TO TRANSFER OUTSTANDING NOTES WILL REMAIN RESTRICTED AND MAY BE ADVERSELY AFFECTED.

     We will only issue new notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes.

     If you do not exchange your outstanding notes for new notes pursuant to the exchange offer, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless our registration rights agreement with the initial purchasers of the outstanding notes requires us to do so. Further, if you continue to hold any outstanding notes after the exchange offer is consummated, you may be unable to sell them because there will be fewer of these notes outstanding.

WE MAY BE UNABLE TO GENERATE THE CASH FLOW NECESSARY TO MEET OUR DEBT PAYMENT OBLIGATIONS UNDER THE NOTES.

     We cannot assure you that our future cash flow will be sufficient to allow us to meet our payment obligations under the notes. Our ability to generate cash flow from operations to make scheduled principal and interest payments on the notes will depend on our future financial and operating performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, such as general economic and financial conditions in the managed health care industry, regulatory developments, downturns in the economy in general or the initiatives of our competitors. Our ability to generate cash flow to meet our payment obligations under the notes may also depend on our ability to successfully implement our operating and growth strategies. We cannot assure you that we will be able to implement our strategies or that the anticipated results will be achieved.

     If we do not generate sufficient cash flow to satisfy our obligations under the notes, we may have to seek additional capital or undertake alternative financing plans, such as refinancing or restructuring our debt, or selling assets. Any of these actions could result in unanticipated costs, disrupt our business or otherwise hinder our performance. Moreover, we may not be able to take any of these actions on commercially reasonable terms, or at all. Our inability to generate sufficient cash flow or to raise additional capital in order to satisfy our obligations under the notes or to refinance them on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.

OUR HOLDING COMPANY STRUCTURE AND THE LAWS AND REGULATIONS APPLICABLE TO OUR BUSINESS LIMIT OUR ABILITY TO ACCESS THE CASH FLOW OF OUR SUBSIDIARIES AND THE NOTES EFFECTIVELY WILL BE SUBORDINATED TO THE DEBT AND OTHER OBLIGATIONS OF OUR SUBSIDIARIES.

     The outstanding notes are and the new notes will be obligations exclusively of Coventry Health Care, Inc. ("Coventry"). Coventry is a holding company, and substantially all of its operations are conducted through its subsidiaries. As a result, Coventry's cash flow and ability to make payments on the notes will depend upon the ability of its subsidiaries to make cash payments to it. Coventry's subsidiaries have no obligation to pay any amounts due on the notes or to provide Coventry with funds for the payment of its obligations. The ability of Coventry's HMO and insurance company subsidiaries (which together account for most of our revenues) to pay dividends or make other distributions or payments to Coventry is restricted by state insurance holding company laws and regulations. These laws and regulations may require these subsidiaries to obtain regulatory approval or give notice to regulators prior to paying dividends to Coventry. In addition, these subsidiaries are subject to state-imposed risk-based or other net worth-based capital requirements that effectively limit the amount of funds these subsidiaries have available to distribute or pay to Coventry to make payments on the notes. Moreover, as a result of these capital requirements or other agreements Coventry may enter into with state regulators, Coventry may be required to make contributions to its subsidiaries to enable them to meet their capital requirements, thereby further limiting the funds Coventry may have to make payments in respect of the notes.

     Coventry's right as an equity holder of its subsidiaries to receive any assets of any of its subsidiaries, upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, effectively will be subordinated to the claims of that subsidiary's creditors, including trade creditors, and to that subsidiary's preferred stockholders, if any.

     As of September 30, 2001, after giving effect to the offering of the outstanding notes, the total liabilities of Coventry's subsidiaries, including trade creditors, would have been $625.0 million. The subsidiaries may have other liabilities, including contingent liabilities, that are significant.

OUR INDEBTEDNESS WILL IMPOSE RESTRICTIONS ON OUR BUSINESS AND OPERATIONS.

     The indenture for the notes imposes restrictions on our business and operations. These restrictions will limit our ability to, among other things:

     - incur additional debt;

     - pay dividends or make other restricted payments;

     - create or permit certain liens;

     - sell assets;

     - create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;

     - enter into transactions with affiliates;

     - enter into sale and leaseback transactions; and

     - consolidate or merge with or into other companies or sell all or substantially all of our assets.

In addition, we may incur additional indebtedness in the future, which may impose further restrictions on us. The restrictions in the indenture and in any future debt instruments could limit, among other things, our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

WE MAY NOT BE ABLE TO SATISFY OUR OBLIGATIONS TO HOLDERS OF THE NOTES UPON A CHANGE OF CONTROL.

     In the event of a change of control, we will be required, subject to certain conditions, to offer to purchase all of the notes then outstanding at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes or that restrictions in our future debt instruments may not allow us to repurchase the notes. Our failure to purchase the notes would be a default under the indenture governing the notes. Even if we are able to repurchase the notes in the event of a change of control, the use of our cash resources to complete the repurchase may have a material adverse effect on our financial condition and results of operations.

YOUR ABILITY TO TRANSFER THE NEW NOTES MAY BE LIMITED BY THE ABSENCE OF AN ACTIVE TRADING MARKET, AND THERE IS NO ASSURANCE THAT ANY ACTIVE TRADING MARKET WILL DEVELOP FOR THE NEW NOTES.

     The new notes are a new issue of securities for which there is no established public market. Although we have registered the new notes under the Securities Act, we do not intend to have the new notes listed on a national securities exchange or included in any automated dealer quotation system. The initial purchasers of the outstanding notes have advised us that they intend to make a market in the new notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the new notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active market for the new notes will develop or, if developed, that it will continue. Finally, if a large number of holders of outstanding notes do not tender outstanding notes or tender outstanding notes improperly, the limited amount of new notes that would be issued and outstanding after we consummate the exchange offer could adversely affect the development of a market for these new notes.

                         RISKS RELATED TO OUR BUSINESS

OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ACCURATELY ESTIMATE AND CONTROL FUTURE HEALTH CARE COSTS.

     Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period. Factors that may cause health care costs to exceed our estimates include:

     - an increase in the cost of health care services and supplies, including pharmaceuticals;

     - higher than expected utilization of health care services;

     - periodic renegotiation of hospital, physician and other provider contracts;

     - the occurrence of catastrophes or epidemics;

     - changes in the demographics of our members and medical trends affecting them;

     - general inflation or economic downturns;

     - new mandated benefits or other regulatory changes that increase our costs; and

     - other unforeseen occurrences.

     In addition, medical claims payable in our financial statements include our estimated reserves for incurred but not reported and unpaid claims, which we call IBNR. The estimates for submitted claims and IBNR are made on an accrual basis. We believe that our reserves for IBNR are adequate to satisfy our medical claims liabilities, but we cannot assure you of this. Any adjustments to our IBNR reserves could adversely affect our results of operations.

OUR RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO INCREASE PREMIUMS TO OFFSET INCREASES IN OUR HEALTH CARE COSTS.

     Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

A REDUCTION IN THE NUMBER OF MEMBERS IN OUR HEALTH PLANS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     A reduction in the number of members in our health plans could adversely affect our results of operations. Factors that could contribute to the loss of membership include:

     - reductions in the number of employers offering health care coverage;

     - reductions in work force by existing customers;

     - increases in premiums or benefit changes;

     - benefit changes or reductions in premiums by our competitors;

     - our exit from a market or the termination of a health plan; and

     - negative publicity and news coverage relating to our company or the managed health care industry generally.

OUR GROWTH STRATEGY IS DEPENDENT IN PART UPON OUR ABILITY TO ACQUIRE ADDITIONAL HEALTH PLANS AND SUCCESSFULLY INTEGRATE THOSE PLANS INTO OUR OPERATIONS.

     An important part of our growth strategy is to grow through the acquisition of additional health plans. During the last several years, we have significantly increased our membership through a number of acquisitions, including the acquisition of certain health plans from Principal Health Care, Inc. in April 1998. We cannot assure you that we will be able to continue to locate suitable acquisition candidates, successfully integrate the plans we acquire and realize anticipated operational improvements and cost savings. The plans we acquire also may not achieve our anticipated levels of profitability. Our future growth rate will be adversely affected if we are not able to successfully complete acquisitions.

COMPETITION IN OUR INDUSTRY MAY LIMIT OUR ABILITY TO ATTRACT NEW MEMBERS OR TO INCREASE OR MAINTAIN OUR PREMIUM RATES, WHICH WOULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

     - price of benefits offered;

     - location and choice of health care providers;

     - quality of customer service;

     - comprehensiveness of coverage offered;

     - reputation for quality care;

     - financial stability of the plan; and

     - diversity of product offerings.

We face competition from other managed care companies, hospitals, health care facilities and other health care providers that may have broader geographical coverage, more established reputations in our markets, greater market share, lower costs and greater financial and other resources.

WE DEPEND ON THE SERVICES OF NON-EXCLUSIVE INDEPENDENT AGENTS AND BROKERS TO MARKET OUR PRODUCTS TO EMPLOYERS, AND WE CANNOT ASSURE YOU THAT THEY WILL CONTINUE TO MARKET OUR PRODUCTS IN THE FUTURE.

     We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long term contracts with independent agents and brokers, and they typically are not dedicated exclusively to us and frequently market the health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers, and we cannot assure you that agents and brokers will continue to market our products at reasonable costs.

OUR FAILURE TO OBTAIN COST-EFFECTIVE AGREEMENTS WITH A SUFFICIENT NUMBER OF PROVIDERS MAY RESULT IN HIGHER MEDICAL COSTS AND A DECREASE IN OUR MEMBERSHIP.

     Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. In addition, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will impact the relative attractiveness of our managed care products in those markets.

     In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiation. We cannot assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

NEGATIVE PUBLICITY REGARDING THE MANAGED HEALTH CARE INDUSTRY GENERALLY OR OUR COMPANY IN PARTICULAR COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Over the last several years, the managed health care industry has been subject to negative publicity. Negative publicity regarding the managed health care industry generally or our company in particular may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our results of operations by:

     - requiring us to change our products and services;

     - increasing the regulatory burdens under which we operate; or

     - adversely affecting our ability to market our products or services.

Negative publicity relating to our company or the managed care industry generally also may adversely affect our ability to attract and retain members.

A FAILURE OF OUR INFORMATION SYSTEMS COULD ADVERSELY AFFECT OUR BUSINESS.

     We depend on our information systems for timely and accurate information. Failure to maintain effective and efficient information systems or disruptions in our information systems could cause disruptions in our business operations, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

COMPLIANCE WITH PRIVACY LAWS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     The use of patient data by all of our businesses is regulated at the federal, state and local level. The Health Insurance Portability and Accountability Act of 1996, for example, imposed significant new requirements relating to maintaining the privacy of medical information. The government published regulations to implement these provisions in December 2000. Health plans must be in compliance by April 2003. The law is far-reaching and complex and proper interpretation and practice under the law continues to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with the law are ongoing. Because these regulations and other similar federal, state and local laws and regulations continue to evolve, we cannot guarantee that the costs of compliance will not adversely affect our results of operations or cause us to change our operations significantly.

WE CONDUCT BUSINESS IN A HEAVILY REGULATED INDUSTRY AND CHANGES IN REGULATIONS OR VIOLATIONS OF REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     Our business is heavily regulated by federal, state and local authorities. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations. Legislative or regulatory changes that could significantly harm us and our subsidiaries include changes that:

     - impose increased liability for adverse consequences of medical decisions;

     - limit premium levels;

     - increase minimum capital, reserves and other financial viability requirements;

     - impose fines or other penalties for the failure to pay claims promptly;

     - prohibit or limit rental of access to health care provider networks;

     - prohibit or limit provider financial incentives and provider risk-sharing arrangements;

     - require health plans to offer expanded or new benefits;

     - limit the ability of health plans to manage care and utilization due to "any willing provider" and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;

     - limit contractual terms with providers, including audit, payment and termination provisions; and

     - implement mandatory third party review processes for coverage denials.

In addition, we are required to obtain and maintain various regulatory approvals to market many of our products. Delays in obtaining or failure to obtain or maintain these approvals could adversely impact our results of operations. Federal, state and local authorities frequently consider changes to laws and regulations that could adversely affect our business. We cannot predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse effect on our business or results of operations.

WE FACE PERIODIC REVIEWS, AUDITS AND INVESTIGATIONS UNDER OUR CONTRACTS WITH FEDERAL AND STATE GOVERNMENT AGENCIES, AND THESE AUDITS COULD HAVE ADVERSE FINDINGS THAT MAY NEGATIVELY IMPACT OUR BUSINESS.

     We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

     - refunding of amounts we have been paid pursuant to our government contracts;

     - imposition of fines, penalties and other sanctions on us;

     - loss of our right to participate in various federal programs;

     - damage to our reputation in various markets;

     - increased difficulty in selling our products and services; and

     - loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.

     See "Business -- Industry Regulation -- Federal Employees Health Benefits Program" for a discussion of a pending audit relating to one of our Pennsylvania HMO subsidiaries.

WE ARE SUBJECT TO LITIGATION IN THE ORDINARY COURSE OF OUR BUSINESS, INCLUDING LITIGATION BASED ON NEW OR EVOLVING LEGAL THEORIES, THAT COULD SIGNIFICANTLY AFFECT OUR RESULTS OF OPERATIONS.

     Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

     - our denial of health care benefits;

     - vicarious liability for our actions or medical malpractice claims;

     - disputes with our providers over compensation and termination of provider contracts;

     - disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;

     - disputes over our copayment calculations; and

     - customer audits of our compliance with our plan obligations.

In addition, plaintiffs continue to bring new types of purported legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have a significant adverse effect on our financial condition or results of operations. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular.

     We currently have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage, our insurers may be unable to meet their obligations or the amount of our insurance coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost effective basis, if at all.

WARBURG PINCUS HAS SIGNIFICANT INFLUENCE OVER US AND ITS INTERESTS MAY CONFLICT WITH YOUR INTERESTS AS A HOLDER OF THE NOTES.

     Warburg Pincus, a private equity investment firm, currently beneficially owns 19,204,377 shares of our common stock, or approximately 32.8% of our outstanding shares of common stock. As a result of its voting power, Warburg Pincus can exert significant influence over matters submitted to a vote of stockholders, including the election of directors and approval of a change in control or business combination of our company. Warburg Pincus may purchase additional shares of our common stock, but has agreed, effective through May 2005, not to own more than 34.9% of our common stock on a fully diluted basis. When these limitations expire in May 2005, Warburg Pincus could acquire additional shares of our common stock.

     In addition to its ownership position, pursuant to the terms of the Amended and Restated Securities Purchase Agreement between the Company and Warburg Pincus, Warburg Pincus designated two directors to serve on our board of directors. Pursuant to the agreement and our certificate of incorporation, Warburg Pincus had the right to designate at least two directors until such time as Warburg Pincus converted its shares of our Series A convertible preferred stock into shares of our common stock, which occurred on December 26, 2000. The agreement provides that as long as Warburg Pincus retains ownership of at least 50% of the shares of our common stock it beneficially owned at the time of its original investment in our predecessor in 1997, it will continue to have the right to designate at least one member on our board of directors. Warburg Pincus currently continues to hold all shares represented by its original investment and, therefore, currently has the right to designate one member of our board of directors. Warburg Pincus also has certain rights under the agreement to require us to register all or part of the shares of our common stock owned by Warburg Pincus.

OUR STOCKHOLDER RIGHTS PLAN, CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW COULD DELAY, DISCOURAGE OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY THAT THE HOLDERS OF OUR NOTES CONSIDER FAVORABLE.

     We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, provisions in our certificate of incorporation and bylaws and Delaware law may delay, discourage or prevent a merger, acquisition or change in control involving our company that the holders of our notes may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

     - authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may adversely affect the voting or economic rights of our common stockholders;

     - provide for a classified board of directors with staggered three year terms so that no more than one-third of our directors can be replaced at any annual meeting;

     - provide that directors may be removed without cause only by the affirmative vote of the holders of two-thirds of our outstanding shares;

     - provide that any amendment or repeal of the provisions of our certificate of incorporation establishing our classified board of directors must be approved by the affirmative vote of the holders of three-fourths of our outstanding shares; and

     - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a meeting.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words "anticipate," "will," "believe," "estimate," "expect," "intend," "seek," or similar expressions. These forward-looking statements include all statements that are not statements of historical fact and those regarding our intent, belief or expectations including, but not limited to, the discussions of our operating and growth strategy, projections of revenue, income or loss and future operations. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference into this prospectus are described under the caption "Risk Factors" and in the documents incorporated by reference into this prospectus.

     If one or more of these risks or uncertainties materialize, or if any of the underlying assumptions prove incorrect, our actual results or performance may vary materially from anticipated results or performance expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included and incorporated by reference into this prospectus, you should not regard the inclusion of such information as a representation by us or any other person that our objectives and plans will be achieved. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.

                                 EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     In connection with the issuance of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes. The following description of the registration rights agreement is a summary only. It is not complete and does not describe all of the provisions of the registration rights agreement. For more information, you should review the provisions of the registration rights agreement that we filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part.

     Under the registration rights agreement, we agreed that, promptly after the effectiveness of the registration statement of which this prospectus is a part, we would offer to the holders of outstanding notes who are not prohibited by any law or policy of the Securities and Exchange Commission from participating in the exchange offer, the opportunity to exchange their outstanding notes for a new series of notes, which we refer to as the new notes, that are identical in all material respects to the outstanding notes, except that the new notes do not contain transfer restrictions, have been registered under the Securities Act and are not subject to further registration rights. We agreed to keep the exchange offer open for not less than 30 days and not more than 45 days, or in each case, longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the outstanding notes.

     If:

     - we are not permitted to effect the exchange offer as contemplated in this prospectus as a result of any change in law or applicable interpretations of the law by the staff of the Securities and Exchange Commission;

     - for any other reason the exchange offer is not consummated within 180 days after the issue date of the outstanding notes;

     - any initial purchaser of the outstanding notes so requests with respect to outstanding notes held by the initial purchaser that are not eligible to be exchanged for new notes in the exchange offer and that are held by it following the consummation of the exchange offer;

     - any holder of outstanding notes, other than an initial purchaser, is not eligible to participate in the exchange offer; or

     - any holder of outstanding notes does not receive freely tradable new notes in exchange for tendered outstanding notes,

then we have agreed to file, as promptly as practicable, with the Securities and Exchange Commission a registration statement to cover resales of the notes by those holders who satisfy various conditions relating to the provision of information in connection with the registration statement. We agreed to use our best efforts to have the registration statement declared effective by the Securities and Exchange Commission and keep the registration statement effective for a period ending two years from the date the registration statement is declared effective by the Securities and Exchange Commission or, if earlier, the date when all of the notes covered by the registration statement have been sold pursuant thereto.

     If any of the following events occur, each of which is referred to as a registration default:

     - the exchange offer is not consummated and the registration statement discussed in the previous paragraph, if applicable, is not declared effective on or before 180 days after the issue date of the outstanding notes; or

     - the registration statement of which this prospectus is a part or the registration statement discussed in the previous paragraph, if applicable, is filed and declared effective but is not usable in connection with resales of outstanding notes or new notes as required by the registration rights agreement for in excess of 30 days, then we will be obligated to pay special interest on the notes, during the period of any registration default, in an amount equal to 0.25% per annum, which rate will increase by 0.25% per annum for each 90-day period that special interest continues to accrue because of a registration default, with an aggregate maximum increase in the interest rate equal to 1.00% per annum. All accrued special interest will be payable to holders of the notes in the same manner as interest payments on the notes on semi-annual payment dates that correspond to the interest payment dates for the notes. Special interest will accrue only during a registration default.

     The registration rights agreement also provides that we are obligated to, among other things:

     - make available a prospectus meeting the requirements of the Securities Act to any broker-dealer, and other persons, if any, subject to similar prospectus delivery requirements, for use in connection with any resale of any new notes;

     - use our best efforts to keep the registration statement of which this prospectus is a part continuously effective under the Securities Act, supplemented and amended as required under the Securities Act, to ensure that it is available for sales of new notes by broker-dealers for a period of one year following the consummation of the exchange offer or such shorter period as will terminate when all new notes covered by this prospectus have been sold; and

     - pay all expenses incident to our performance of or compliance with the registration rights agreement, and indemnify certain holders of the outstanding notes, including any broker-dealer, against some liabilities, including liabilities under the Securities Act.

     Each holder of outstanding notes who wishes to exchange its outstanding notes for new notes in the exchange offer will be required to make representations, including representations that:

     - any new notes to be received by it will be acquired in the ordinary course of its business;

     - it has no arrangement or understanding with any person to participate in the distribution, as defined by the Securities Act, of the outstanding notes or the new notes;

     - it is not our "affiliate," as defined in Rule 405 under the Securities Act, or if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

     - if it is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the new notes; and

     - if it is a broker-dealer, that it will receive new notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the new notes.

     A broker-dealer that delivers a prospectus to purchasers in connection with resales of the new notes will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement that are applicable to it, including indemnification obligations.

     Holders of the outstanding notes will also be required to deliver information to be used in connection with any registration statement to have their outstanding notes included in the registration statement. A holder who sells outstanding notes pursuant to a registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with these sales and will be bound by the provisions of the registration rights agreement that are applicable to the holder, including indemnification obligations.

RESALE OF THE NEW NOTES

     Based on no action letters of the Securities and Exchange Commission staff issued to third parties, we believe that new notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

     - the new notes are acquired in the ordinary course of your business;

     - you have no arrangement or understanding with any person to participate in and are not engaged in, and do not intend to engage in, a distribution of the new notes; and

     - you are not our "affiliate" within the meaning of Rule 405 under the Securities Act or a broker-dealer that acquired outstanding notes directly from us for its own account.

     The Securities and Exchange Commission, however, has not considered the exchange offer for the new notes in the context of a no action letter, and the Securities and Exchange Commission may not make a similar determination as in the no action letters issued to these third parties.

     If you tender outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes or otherwise do not satisfy the foregoing criteria, you

     - cannot rely on the interpretations by the Securities and Exchange Commission staff discussed above;

     - will not be able to exchange your outstanding notes for new notes in the exchange offer; and

     - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the outstanding notes, unless the resale is made pursuant to an exemption from, or is otherwise not subject to, those requirements.

     Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder's information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other transfer of new notes only as specifically described in this prospectus. Only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of new notes.

TERMS OF THE EXCHANGE OFFER

     Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue new notes in principal amount equal to the principal amount of outstanding notes surrendered in the exchange offer. Outstanding notes may be tendered only for new notes and only in integral multiples of $1,000.

     The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

     As of the date of this prospectus, $175.0 million in aggregate principal amount of the outstanding notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

     We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Securities and Exchange Commission. Outstanding notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These outstanding notes will continue to be entitled to the rights and benefits such holders have under the indenture relating to the notes.

     We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

     If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses in connection with the exchange offer. It is important that you read the section labeled "-- Fees and Expenses" for more details regarding fees and expenses incurred in the exchange offer.

     We will return any outstanding notes that we do not accept for exchange for any reason to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

EXPIRATION DATE

     The exchange offer will expire at 5:00 p.m., New York City time, on April 1, 2002, unless, in our sole discretion, we extend it.

EXTENSIONS, DELAYS IN ACCEPTANCE, TERMINATION OR AMENDMENT

     We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

     In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

     If any of the conditions described below under "-- Conditions to the Exchange Offer" have not been satisfied, we reserve the right, in our sole discretion

     - to delay accepting for exchange any outstanding notes,

     - to extend the exchange offer, or

     - to terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of and the approvals required under the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

     Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we may extend the exchange offer.

CONDITIONS TO THE EXCHANGE OFFER

     We will not be required to accept for exchange, or exchange any new notes for, any outstanding notes if as a result of any change in law or applicable interpretations thereof by the staff of the Securities and Exchange Commission, we determine upon advice of our outside counsel that we are not permitted to effect the exchange offer as described in this prospectus.

     In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under "-- Purpose and Effect of the Exchange Offer," "-- Procedures for Tendering" and "Plan of Distribution" and such other representations as may be reasonably necessary under applicable Securities and Exchange Commission rules, regulations or interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.

     We expressly reserve the right to extend, amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the failure to be satisfied of any of the conditions to the exchange offer specified herein or in the letter of transmittal. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable.

     These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

     In addition, we will not accept for exchange any outstanding notes tendered, and will not issue new notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

PROCEDURES FOR TENDERING

  PROCEDURES FOR TENDERING GENERALLY

     Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

     - complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

     - have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and

     - mail or deliver such letter of transmittal or facsimile to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date; or

     - comply with the automated tender offer program procedures of DTC described below.

     In addition, either:

     - the exchange agent must receive outstanding notes along with the letter of transmittal;

     - the exchange agent must receive, prior to 5:00 p.m., New York City time, on the expiration date, a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

     - the holder must comply with the guaranteed delivery procedures described below.

     To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the cover page of the letter of transmittal. The exchange agent must receive such documents prior to 5:00 p.m., New York City time, on the expiration date.

     The tender by a holder that is not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

     THE METHOD OF DELIVERY OF OUTSTANDING NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. RATHER THAN MAIL THESE ITEMS, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. YOU SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR OUTSTANDING NOTES TO US. YOU MAY REQUEST YOUR BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR YOU.

  HOW TO TENDER IF YOU ARE A BENEFICIAL OWNER

     If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

     - make appropriate arrangements to register ownership of the outstanding notes in your name; or

     - obtain a properly completed bond power from the registered holder of outstanding notes.

     The transfer of registered ownership, if permitted under the indenture for the notes, may take considerable time and may not be completed prior to the expiration date.

  SIGNATURES AND SIGNATURE GUARANTEES

     You must have signatures on a letter of transmittal or a notice of withdrawal, as described below, guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act. In addition, the entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

  WHEN YOU NEED ENDORSEMENTS OR BOND POWERS

     If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes. A member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the bond power.

     If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

  TENDERING THROUGH DTC'S AUTOMATED TENDER OFFER PROGRAM

     The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent.

     The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

     - DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering outstanding notes that are the subject of such book-entry confirmation;

     - such participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

     - the agreement may be enforced against such participant.

  DETERMINATIONS UNDER THE EXCHANGE OFFER

     We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

  WHEN WE WILL ISSUE NEW NOTES

     In all cases, we will issue new notes for outstanding notes that we have accepted for exchange in the exchange offer only after the exchange agent timely receives:

     - outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at DTC; and

     - a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

  RETURN OF OUTSTANDING NOTES NOT ACCEPTED OR EXCHANGED

     If we do not accept any tendered outstanding notes for exchange or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned to their tendering holder. In the case of outstanding notes tendered by book-entry transfer in the exchange agent's account at DTC according to the procedures described below, such non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

  YOUR REPRESENTATIONS TO US

     By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

     - any new notes that you receive will be acquired in the ordinary course of your business;

     - you have no arrangement or understanding with any person or entity to participate in the distribution of the outstanding notes or the new notes;

     - you are not our "affiliate," as defined in Rule 405 of the Securities Act, or if you are our affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

     - if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes; and

     - if you are a broker-dealer, that you will receive new notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus in connection with any resale of the new notes.

BOOK ENTRY TRANSFER

     The exchange agent will establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to 5:00 p.m., New York City time, on the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's automated tender offer program prior to the expiration date, you may tender if:

     - the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution;

     - prior to the expiration date, the exchange agent receives from such member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery:

      - setting forth your name and address, the registered number(s) of your outstanding notes and the principal amount of outstanding notes tendered,

      - stating that the tender is being made thereby, and

      - guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

     - the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent you if you wish to tender your outstanding notes according to the guaranteed delivery procedures described above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date.

     For a withdrawal to be effective:

     - the exchange agent must receive a written notice of withdrawal at the address indicated on the cover page of the letter of transmittal, or

     - you must comply with the appropriate procedures of DTC's automated tender offer program system.

     Any notice of withdrawal must:

     - specify the name of the person who tendered the outstanding notes to be withdrawn, and

     - identify the outstanding notes to be withdrawn, including the principal amount of such withdrawn outstanding notes.

     If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn outstanding notes and otherwise comply with the procedures of DTC.

     We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

     Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such outstanding notes will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following one of the procedures described under "-- Procedures for Tendering" above at any time on or prior to the expiration date.

FEES AND EXPENSES

     We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by facsimile, telephone, electronic mail or in person by our officers and regular employees and those of our affiliates.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

     We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

     - Securities and Exchange Commission registration fees;

     - fees and expenses of the exchange agent and trustee;

     - our accounting and legal fees and printing costs;

     - reasonable fees and disbursements of counsel for the initial purchasers of the outstanding notes incurred in connection with the registration statement of which this prospectus is a part and, in the event of any shelf registration statement, reasonable fees and disbursements of one firm or counsel designated by the holders of a majority of the aggregate principal amount of the outstanding notes to act as counsel for the holders in connection with the shelf registration statement; and

     - related fees and expenses.

TRANSFER TAXES

     You will not be obligated to pay any transfer taxes in connection with the tender of outstanding notes unless you instruct us to register new notes in the name of, or request that outstanding notes not tendered or accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer taxes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     If you do not exchange new notes for your outstanding notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding notes. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or unless the offer or sale is exempt from the registration requirements under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

ACCOUNTING TREATMENT

     We will record the new notes in our accounting records at the same carrying value as the outstanding notes. This carrying value is the aggregate principal amount of the outstanding notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

OTHER CONSIDERATIONS

     Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

     We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

                                USE OF PROCEEDS

     We will not receive any proceeds from the issuance of the new notes. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement. In consideration for issuing the new notes as contemplated by this prospectus, we will receive outstanding notes in a like principal amount. The form and terms of the new notes are identical in all respects to the form and terms of the outstanding notes, except the new notes have been registered under the Securities Act and will not contain restrictions on transfer or registration rights. Outstanding notes surrendered in exchange for the new notes will be retired and canceled and will not be reissued. Accordingly, the issuance of the new notes will not result in any change in our outstanding indebtedness.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto included in our reports filed with the Securities and Exchange Commission incorporated by reference in this prospectus. See "Where You Can Find Additional Information" and "Incorporation of Information By Reference."

GENERAL OVERVIEW

     We are a leading publicly-traded managed health care company with approximately 1.85 million members as of September 30, 2001. We operate a diversified portfolio of local market health plans serving 14 states, primarily in the Mid-Atlantic, Midwest and Southeast regions. We offer employers a broad range of commercial managed care products that vary with respect to the level of benefits provided, the costs paid by employers and members and the extent to which our members' access to providers is subject to referral or preauthorization requirements. We offer underwritten or "risk" products, including health maintenance organizations (HMOs), preferred provider organizations (PPOs) and point of service (POS) plans. In addition, we recently began offering defined contribution health plans. Our risk products also include state-sponsored managed Medicaid programs and federally-sponsored Medicare+Choice programs in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates. For our risk products, we receive premiums in exchange for assuming underwriting risks and performing sales, marketing and administrative functions. We also offer "non-risk" products, including access to our provider networks and management services, to employers that self-insure employee health benefits. The management services we provide typically include provider contracting, claims processing, utilization review and quality assurance. For our non-risk products, we receive fees for the access to our provider networks and the management services we provide, but we do not have underwriting risk.

REVENUES

     We generate revenues from managed care premiums and management services. Our managed care premiums are derived from our commercial risk products and our government programs (consisting of Medicaid and Medicare+Choice programs). Our commercial managed care premium revenues are comprised of premiums from our commercial HMO products and flexible provider products, including PPO and POS products. For the nine months ended September 30, 2001, we derived approximately 75% and 23%, respectively, of our total operating revenues and approximately 66% and 21%, respectively, of our gross operating margin from our commercial risk products and government programs. We define gross operating margin as our total operating revenues, less medical expense, expressed as a percentage of our total operating revenues.

     Our management services revenues consist of fees from our commercial non-risk products. A significant portion of our management services revenue in 1998 and 1999 was derived from the health plans acquired from Principal on April 1, 1998. We recognized management services revenue in 1998 and 1999 under a Marketing Services Agreement, Management Services Agreement and PPO Access Agreement with Principal. These agreements have either expired or were terminated as of December 31, 1999. For the nine months ended September 30, 2001, we derived approximately 2% of our total operating revenues and approximately 13% of our gross operating margin from our commercial non-risk products.

     We derive other income, net primarily from interest income earned on our investments that we maintain in accordance with regulatory requirements. Our other income, net consists of interest income, net of investment management and bank fees, and gains and losses realized on the sale or other disposition of assets.

EXPENSES

     Our primary operating expenses are medical expense, selling, general and administrative expense and depreciation and amortization expense. Our medical expense includes medical claims paid under contractual relationships with a wide variety of providers and capitation payments. Medical expense also includes an estimate of claims incurred but not reported or "IBNR." In determining our IBNR liabilities, we employ plan by plan standard actuarial reserve methods that are specific to the plan's membership, product characteristics, geographic territories and provider network. We also consider utilization frequency and unit costs of inpatient, outpatient, pharmacy and other medical expenses, as well as claim payment backlogs and the timing of provider reimbursements. Estimates are reviewed by our underwriting, finance and accounting personnel and other appropriate plan and corporate personnel. Judgments are then made as to the necessity for reserves in addition to the estimated amounts. Changes in assumptions for medical costs caused by changes in actual experience, changes in the delivery system, changes in pricing due to ancillary capitation and fluctuations in the claims backlog could cause these estimates to change in the near term. We continually monitor and review our IBNR reserves, and as actual settlements are made or accruals adjusted, reflect these differences in current operations. We currently believe that our estimates for IBNR liabilities are adequate to satisfy our ultimate medical claims liability after all medical claims have been reported.

     In addition to the procedures for determining reserves as discussed above, we review the actual payout of claims relating to prior period accruals. Medical costs are affected by a variety of factors, including the severity and frequency of claims. These factors are difficult to predict and may not be entirely within our control. We continually refine our actuarial practices to incorporate new cost events and trends.

ACQUISITIONS AND DISPOSITIONS

     We have increased our membership from approximately 900,000 members at January 1, 1998 to approximately 1.85 million members at September 30, 2001 through membership growth at existing plans and acquisitions of health plans in both our existing markets and in new markets. Our acquisition strategy is to acquire plans that we believe will benefit from our management expertise and provide opportunities for improved operations and cost savings through operating synergies and economies of scale. From time to time, we also have disposed of health plans that did not fit our long-term strategic plans. The following discussion summarizes our acquisition of the health plans from Principal in April 1998 and the subsequent disposition of some of those plans, as well as other acquisitions that we have completed since January 1, 1998.

  PRINCIPAL HEALTH PLANS

     Effective April 1, 1998, we acquired certain health plans from Principal for a total purchase price of approximately $330.2 million, including transaction costs of approximately $5.7 million. The acquired plans were located in Alabama, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Missouri, Nebraska, North Carolina, Pennsylvania and South Carolina. We accounted for the acquisition using the purchase method of accounting and, accordingly, the operating results of the acquired plans have been included in our consolidated financial statements since the date of acquisition. The purchase price consisted of 25,043,704 shares of our common stock. In addition, we issued a warrant valued at $25.0 million to Principal that granted it the right to acquire additional shares of our common stock to prevent its ownership interest in our company from being diluted in the event options to purchase our common stock outstanding as of the time of the transaction are exercised. The warrant is included as a component of additional paid-in capital in our consolidated financial statements. As of September 30, 2001, Principal had exercised a portion of the warrant and purchased 59,783 shares of our common stock.

     Concurrently with the closing of the Principal transaction, we entered into a Renewal Rights Agreement and a Coinsurance Agreement with Principal to manage some of Principal's indemnity health insurance policies in the markets where we do business and, on December 31, 1999, to offer to renew the policies in force at that time. Effective June 1, 1999, we amended these agreements with Principal and waived our rights to reinsure and renew Principal's health indemnity insurance business located in our service area. We received $19.8 million in cash in exchange for waiving these rights. At the date of the amendment, the Renewal Rights and Coinsurance Agreements had a net book value of $19.7 million, resulting in a gain of $100,000.

     At the Principal closing, we also entered into a License Agreement, Marketing Services Agreement and Management Services Agreement with Principal. All three agreements expired on December 31, 1999.

Pursuant to the latter two agreements, we recognized revenue of approximately $23.0 million and $25.5 million for 1998 and 1999, respectively. We no longer receive revenue under these agreements.

     As part of the acquisition, we assumed an agreement with Principal whereby Principal pays a fee for access to our PPO network based on a fixed rate per employee entitled to access the PPO network. Effective June 1, 1999, we sold the Illinois portion of our PPO network back to Principal. Under this agreement, we recognized revenue of approximately $12.0 million and $8.0 million for 1998 and 1999, respectively.

     Effective November 30, 1998, we sold our subsidiary, Principal Health Care of Illinois, Inc., for $4.3 million in cash. The Illinois health plan accounted for approximately 56,000 risk members and 2,400 non-risk members as of November 30, 1998. On December 31, 1998, we sold our subsidiary, Principal Health Care of Florida, Inc., for $95.0 million in cash. The Florida health plan accounted for approximately 156,000 risk members and 5,500 non-risk members as of December 31, 1998. The proceeds from both sales were used to retire then outstanding bank indebtedness, to improve the capital position of our subsidiaries and for other general corporate purposes. Given the short time period between the respective acquisition and sale dates and the lack of events or other evidence that would indicate differing values, we did not recognize a gain or loss on the sales of the Florida and Illinois health plans, as we considered the sale prices to be equivalent to the fair values allocable to these plans at the date of their acquisition from Principal in April 1998.

     In connection with the acquisition of the Principal health plans and the sales of the Florida and Illinois plans, we established reserves of approximately $33.0 million for the estimated transition costs of the Principal health plans. These reserves were comprised primarily of severance costs related to involuntary terminations of former Principal employees, relocation costs of former Principal personnel, lease termination costs and contract termination costs. Through December 31, 2000, we had expended the entire $33.0 million related to these reserves.

     In the fourth quarter of 1999, we notified the Indiana Department of Insurance of our intention to close our subsidiary, Coventry Health Care of Indiana, Inc., formerly Principal Health Care of Indiana, Inc. As of December 31, 2000, the health plan had no remaining members in the state. As a result of the anticipated costs associated with exiting the Indiana market, we recorded a reserve of $2.0 million in the fourth quarter of 1999. We had expended approximately $1.3 million as of December 31, 2000 and closed the plan in the fourth quarter of 2000.

     In the fourth quarter of 1999, each of the former Principal health plans changed the word "Principal" in its name to "Coventry." All aspects of the health plans' operations, such as member coverage and access, remained unchanged.

  OTHER ACQUISITIONS

     Since January 1, 1998, we have acquired nine managed health care plans (or the membership of managed care plans) in addition to the health plans acquired from Principal. We funded each of these acquisitions with cash flow from operations. The following table sets forth information with respect to each of the acquired plans.

   EFFECTIVE DATE OF                                                                    MEMBERSHIP AT DATE
      ACQUISITION                 NAME               TYPE OF PLAN         MARKET          OF ACQUISITION
-----------------------  -----------------------    ---------------    -------------    ------------------
October 1, 1999          Carelink Health Plans,     Commercial and     West Virginia          57,251
                         Inc.                       Medicaid
November 1, 1999         Kaiser Foundation          Commercial         North                  24,667
                         Health Plan of North                          Carolina
                         Carolina
February 1, 2000         PrimeONE, Inc.             Commercial         West Virginia          19,550
February 1, 2000         Prudential Health Care     Medicaid           St. Louis              11,800
                         Plan, Inc.
August 1, 2000           Maxicare Louisiana,        Commercial and     Louisiana              14,017
                         Inc.                       Medicare+Choice
October 2, 2000          WellPath Community         Commercial and     North                 140,712
                         Health Plans, LLC          Medicare+Choice    Carolina
January 1, 2001          Health Partners of the     Commercial         St. Louis              75,316
                         Midwest
April 2, 2001            Kaiser Foundation          Commercial and     Kansas City            52,673
                         Health Plan of Kansas      Medicare+Choice
                         City, Inc.
September 1, 2001        Blue Ridge Health          Commercial         Virginia              108,931
                         Alliance, Inc.

RESULTS OF OPERATIONS

  OPERATING RATIOS

     The following table sets forth, for the periods indicated, the components of our consolidated statements of operations expressed as a percentage of total operating revenues:

                                                                            NINE MONTHS
                                                                               ENDED
                                             YEARS ENDED DECEMBER 31,      SEPTEMBER 30,
                                            --------------------------    ---------------
                                             1998      1999      2000     2000      2001
                                            ------    ------    ------    -----     -----
Operating revenues:
  Managed care premiums...................   96.4%     96.3%     98.2%     98.2%     98.0%
  Management services.....................    3.6%      3.7%      1.8%      1.8%      2.0%
                                            -----     -----     -----     -----     -----
          Total operating revenues........  100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses:
  Medical expense.........................   83.7%     82.9%     84.2%     84.0%     84.3%
  Selling, general and administrative
     expense..............................   13.8%     13.8%     12.7%     12.9%     12.1%
  Depreciation and amortization expense...    1.2%      1.3%      1.0%      1.0%      0.9%
  Plan shutdown expense...................     --       0.1%       --        --        --
  AHERF charge............................    2.6%     (0.3)%    (0.3)%      --        --
  Merger costs............................    0.4%       --        --        --        --
                                            ------    ------    ------    -----     -----
          Total operating expenses........  101.7%     97.8%     97.6%     97.9%     97.3%
Operating earnings (loss).................   (1.7)%     2.2%      2.4%      2.1%      2.7%
Other income, net.........................    1.3%      1.4%      1.5%      1.5%      1.5%
Interest expense..........................   (0.4)%    (0.1)%      --        --        --
                                            ------    ------    ------    -----     -----
Earnings (loss) before income taxes.......   (0.8)%     3.5%      3.9%      3.6%      4.2%
Net earnings (loss).......................   (0.6)%     2.0%      2.4%      2.1%      2.6%

  COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2001 TO THE NINE MONTHS ENDED SEPTEMBER 30, 2000

     Managed care premiums revenues increased $433.8 million, or 23.4%, to $2.3 billion for the nine months ended September 30, 2001 from $1.9 billion for the 2000 period. Approximately half of the increase was attributable to acquisitions and the remainder was attributable to rate increases and membership growth at existing plans. The increase in managed care premiums revenues from acquisitions was primarily a result of the purchase of WellPath Community Health Plans, LLC in the fourth quarter of 2000, the membership purchases of Health Partners of the Midwest and Kaiser Foundation Health Plan of Kansas City, Inc. in the first and second quarters of 2001, respectively, and the purchase of Blue Ridge Health Alliance, Inc. effective September 1, 2001. The increase in rates was due primarily to commercial rate increases, including average rate increases in excess of 12.5% on first quarter renewals and 17.0% on second and third quarter renewals. Average commercial premiums for the nine months ended September 30, 2001 increased by an average of $16.24 per member per month, or 11.2%, from the 2000 period to $161.66 per member per month. Average total premiums for the nine months ended September 30, 2001 increased by an average of $11.65 per member per month, or 7.2%, from the 2000 period to $173.67 per member per month. The total average premiums were negatively affected by the decline in Medicare+Choice membership in our St. Louis market as a result of pricing and benefit changes effective January 2001 in our Medicare+Choice product designed to improve the profitability of that product.

     Management services revenues increased $12.7 million, or 37.0%, to $47.0 million for the nine months ended September 30, 2001 from $34.4 million for the 2000 period. This increase was due primarily to the increase in membership in non-risk products as a result of the acquisition of WellPath Community Health Plans, LLC and the commercial membership of Health Partners of the Midwest.

     Medical expense increased $383.1 million, or 24.2%, to $2.0 billion for the nine months ended September 30, 2001 from $1.6 billion for the 2000 period. Approximately half of the increase was due to acquisitions and the remaining change was attributable to membership growth in existing plans and increased health care costs and utilization. The increase in medical expense associated with acquisitions had a negative impact on our medical loss ratio causing a 0.5% increase to 86.1% in the 2001 period from 85.6% in 2000. Excluding our four most recent acquisitions, which have not had sufficient time to realize the benefits of our pricing changes and medical management programs, the medical loss ratio would have been 84.8% for the nine months ended September 30, 2001, an improvement of 0.8% over the 2000 period.

     Selling, general and administrative expense increased $39.0 million, or 16.1%, to $281.9 million for the nine months ended September 30, 2001 from $242.9 million in the 2000 period, primarily due to acquisitions. Selling, general and administrative expense as a percentage of total operating revenues decreased to 12.1% for the nine months ended September 30, 2001 from 12.9% in the 2000 period. The decrease in selling, general and administrative expense as a percentage of total operating revenues was attributable primarily to the premium rate increases discussed above and to acquisitions, which required minimal incremental selling, general and administrative expense.

     Depreciation and amortization expense decreased $867,000, or 4.3%, to $19.4 million for the nine months ended September 30, 2001 from $20.3 million in the 2000 period. This decrease resulted primarily from certain assets becoming fully depreciated.

     Other income, net increased $4.9 million, or 16.9%, to $34.0 million for the nine months ended September 30, 2001 from $29.1 million in the 2000 period. The increase in other income, net was due primarily to the increase in investment income as a result of an increase in the amount of our short-term and long-term investments compared to the 2000 period.

     Our provision for income taxes increased $9.9 million, or 36.0%, to $37.4 million for the nine months ended September 30, 2001 from $27.5 million for the 2000 period as a result of our increase in operating earnings and other income, net.

  COMPARISON OF 2000 TO 1999

     Managed care premiums revenues increased $474.9 million, or 22.8%, to $2.6 billion for 2000 from $2.1 billion for 1999 as a result of rate increases and an increase in membership in existing plans and as a result of acquisitions. The increase in managed care premiums revenues was attributable primarily to an average premium rate increase of $12.31 in 2000 on a per member per month basis to $163.14 per member per month. Acquisitions occurring in the fourth quarter of 1999 and in the first, third and fourth quarters of 2000 also contributed to the increase in managed care premiums revenues. Membership, and thus premium revenues, in the Medicare+Choice and Medicaid programs continued to grow in 2000 as a result of acquisitions and growth in existing plans. More than half of the increase in governmental program membership came from growth in existing markets.

     Management services revenues decreased $32.3 million, or 40.3%, to $48.0 million for 2000 from $80.3 million for 1999 as a result of the expiration of our PPO Access, Marketing Services and Management Services Agreements with Principal.

     Medical expense increased $400.2 million, or 22.3%, to $2.2 billion for 2000 compared to $1.8 billion for 1999 due almost equally to the additional expenses associated with acquisitions and increased health care costs and utilization. Despite the increase in medical expense, our medical loss ratio decreased 0.3% to 85.8% for 2000 from 86.1% for 1999 due to medical expense increasing at a slower rate than premiums.

     Selling, general and administrative expense increased $33.0 million, or 11.1%, to $330.9 million for 2000 from $297.9 million for 1999, due primarily to the additional expense associated with the acquisition of the Carelink, PrimeONE, Maxicare and WellPath health plans. Selling, general and administrative expense, as a percentage of total operating revenues, decreased to 12.7% for 2000 compared to 13.8% for 1999 due to improved operational efficiencies resulting from the completion of the consolidation of 18 service centers into four regional service centers and continued management scrutiny of administrative expenses.

     Depreciation and amortization expense decreased $1.2 million, or 4.2%, to $27.0 million for 2000 from $28.2 million for 1999 due primarily to intangible assets relating to the acquisition of health plans from Principal that were fully amortized by the end of 1999. The decrease in intangible asset amortization was partially offset by an increase in amortization of goodwill relating to acquisitions and an increase in computer software and hardware depreciation.

     In 1999, we recorded a charge of $2.0 million for a reserve established for the closure of our Indiana health plan.

     In 1998, we established a $55.0 million reserve for medical and other costs under our global capitation agreement with Allegheny Health, Education and Research Foundation, a service provider that covered approximately 250,000 of our members, which filed for bankruptcy protection in 1998. In 1999, we reached a settlement with certain health care providers relating to claims for medical services provided to our members that were covered by AHERF. As a result of this settlement, we released $4.3 million and $6.3 million of the reserve in 2000 and 1999, respectively. In 2000, we recovered $4.1 million in connection with AHERF's bankruptcy proceedings.

     Other income, net, net of interest expense, increased $11.4 million, or 40.5%, to $39.6 million for 2000 from $28.1 million for 1999 due to increased investment income resulting from an increase in the amount of our short-term and long-term investments. We incurred no interest expense in 2000 due to the extinguishment of all outstanding debt in 1999. In 1999, we incurred interest expense of $1.8 million.

     Our provision for income taxes increased $8.2 million, or 25.0%, to $40.7 million for 2000 from $32.6 for 1999 as a result of our increase in operating earnings and other income, net.

  COMPARISON OF 1999 TO 1998

     Managed care premiums revenues increased $48.7 million, or 2.4%, to $2.1 billion for 1999 from $2.0 billion for 1998 due primarily to the additional revenue resulting from the acquisition of Carelink Health Plans, Inc. in West Virginia and the membership of Kaiser Foundation Health Plan of North Carolina in the fourth quarter of 1999, as well as an increase in Medicare+Choice and Medicaid membership of

34,345, or 20.6%, in existing markets. In addition to the increase in membership in our risk products, premiums increased by an average of $9.00, or 6.3%, for 1999 to $150.83 per member per month as a result of rate increases. Our Medicare+Choice and Medicaid membership increased in existing markets as a result of expanded programs. In our existing plans, the increase in Medicare+Choice and Medicaid membership was offset by a decrease in commercial membership of 57,321, or 5.7%. Our commercial membership decreased, primarily in the western Pennsylvania market, as a result of the disruption caused by the bankruptcy filing of Allegheny Health, Education and Research Foundation and the conversion of a large group from a commercial risk product to a non-risk product. Membership also decreased in other markets as a result of our efforts to adhere to a strict pricing discipline.

     Management services revenues increased $3.3 million, or 4.3%, to $80.3 million for 1999 from $77.0 million for 1998 due primarily to an increase in non-risk membership of 19,695, or 9.0%, including the conversion of a large group from a commercial risk product to a non-risk product.

     Medical expense increased $25.3 million, or 1.4%, to $1.8 billion for 1999 due primarily to the additional expenses associated with the acquisition of Carelink Health Plans, Inc. in West Virginia and the membership of Kaiser Foundation Health Plan of North Carolina. Exclusive of the Carelink and Kaiser Foundation acquisitions, medical expense decreased $4.0 million. Our medical loss ratio decreased 0.8% to 86.1% for 1999 from 86.9% for 1998 due to premium rate increases, which were a result of our efforts to maintain a strict pricing discipline.

     Selling, general and administrative expense increased $6.0 million, or 2.1%, to $297.9 million for 1999 from $291.9 million for 1998 due primarily to additional expense associated with the acquisition of Carelink Health Plans, Inc. and our consolidation of 18 service centers into four regional service centers. Selling, general and administrative expense, as a percentage of total operating revenues, remained unchanged at 13.8% for 1999. As part of our effort to control costs and improve customer service, in 1998, we began transferring some of our operating activities, such as customer service, claims processing, billing and enrollment, to regional service centers.

     Depreciation and amortization expense increased $2.4 million, or 9.4%, to $28.2 million for 1999 from $25.8 million for 1998 primarily as a result of the depreciation related to the net capital expenditures of $14.7 million in 1999 and the additional amortization related to the intangible assets recorded in connection with the acquisition of certain health plans from Principal in April 1998.

     In 1999, we recorded a charge of $2.0 million for a reserve established for the closure of our Indiana health plan.

     In 1998, we established a reserve of $55.0 million for medical and other costs under our global capitation agreement with AHERF, as discussed above. In 1999, we released $6.3 million of the reserve.

     In 1998 we recorded merger costs of $6.5 million in connection with our acquisition of certain health plans from Principal in April 1998.

     Other income, net, net of interest expense, increased $9.5 million, or $50.6%, to $28.1 million for 1999 from $18.7 million for 1998 due primarily to a reduction in interest expense resulting from the reduction of debt and an increase in investment income resulting from the increase in invested assets subsequent to the acquisition of the Principal health plans.

     Our provision for income taxes was $32.6 million for 1999, compared to a benefit from income taxes of $5.8 million for 1998. This change was a direct result of earnings before income taxes of $76.0 million for 1999, compared to losses before income taxes of $17.5 million for 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Our total cash and investments, consisting of cash and cash equivalents and short term and long term investments, but excluding deposits of $22.4 million restricted under state regulations, was $869.8 million at September 30, 2001, an increase of $139.8 million from $730.1 million at December 31, 2000. The increase was attributable primarily to the cash inflow from operating activities and cash and investments acquired from acquisitions, reduced by payments for the repurchase of stock, payments for acquisitions, and payments for capital expenditures.

     Net cash provided by operating activities was $107.1 million for the nine months ended September 30, 2001 as compared to $19.4 million for the 2000 period. The increase in cash provided by operating activities was due to an increase in net earnings of $21.1 million, an increase in medical claims liabilities of $32.9 million as a result of an increase in revenues and the timing of the payment or medical claims, and an increase in deferred revenue related primarily to the timing of Medicare premium payments of $36.6 million.

     Net cash provided by operating activities was $105.4 million for 2000 as compared to net cash used in operating activities of $11.1 million for 1999. This $116.5 million improvement was primarily a result of $52.6 million in claims runout in 1999 for the Florida and Illinois plans that were sold in 1999, compared with minimal claims runout paid in 2000. This improvement was also a result of an increase in net earnings of $17.9 million, an increase in accounts payable and other accrued liabilities of $17.8 million and an increase in other long-term liabilities of $8.2 million.

     Net cash used in investing activities was $120.1 million for the nine months ended September 30, 2001 as compared to $83.5 million for the 2000 period. The increase in cash used in investing activities was due to an increase in cash placed in short term and long term investments, net of sales of short term and long term investments, of $73.4 million, offset by cash acquired in acquisitions, primarily QualChoice of Virginia Health Plan, Inc., of $42.2 million.

     Net cash used in investing activities was $89.8 million for 2000 as compared to $156.9 million for 1999. The decrease in cash used in investing activities was due to an increase in sales of short term and long term investments, offset by an increase in cash placed in short term and long term investments. In 1999, more cash was placed in short term and long term investments due to the implementation of an investment management program following the acquisition of certain health plans from Principal.

     Net cash used in financing activities was $6.9 million for the nine months ended September 30, 2001 as compared to $2.6 million for the 2000 period. The increase in cash used in financing activities was due to an increase in repurchases of our common stock, offset by an increase in cash received upon the exercise of stock options and warrants.

     Net cash provided by financing activities was $501,000 for 2000 as compared to $2.8 million for 1999. The decrease in cash provided by financing activities was due primarily to an increase in repurchases of our common stock.

     Our investment guidelines provide for investment grade fixed income instruments in order to provide short term liquidity and minimize the risk to principal. We believe that since our long term investments are available-for-sale, the amount of such investments should be considered as part of our current assets when assessing our working capital and liquidity. On this basis, current assets plus long term investments available-for-sale less current liabilities improved to $356.6 million at September 30, 2001 from $285.9 million at December 31, 2000.

     As discussed below, our HMO subsidiaries and our insurance company subsidiary, Coventry Health and Life Insurance Company, are subject to various state laws and regulations that limit their ability to pay dividends or make other distributions or payments to Coventry Health Care, Inc. Coventry Health and Life offers managed care products, primarily PPO and POS products, in conjunction with our HMO subsidiaries in states where HMOs are not permitted to offer certain types of health care benefits. Coventry Health and Life does not offer traditional indemnity insurance.

     All of our HMO and insurance company subsidiaries are subject to state statutory risk-based or other net worth-based capital requirements that are based upon asset risks, insurance risks, interest rate risks and other relevant risks associated with the subsidiaries' business. These statutory capital requirements are determined annually, generally based upon our subsidiaries' statutory net worth as of December 31 of each year. The states that have enacted risk-based capital requirements require that the HMO and insurance company subsidiaries maintain statutory reserves at or above the "Company Action Level," which is equal to 200% of their risk-based capital (or 250% in the case of our insurance company subsidiary). The states that have enacted other net worth-based capital requirements generally impose lower capital requirements than risk-based requirements. All of our subsidiaries subject to capital requirements currently meet or exceed the required levels. As a result of membership growth or unprofitable operations at our plans, we may be required to make capital contributions to certain of our subsidiaries from time to time. Based upon our subsidiaries' current business and prospects, we currently do not believe that any such capital contributions will have a material adverse effect on our liquidity. Although not all the states in which we operate have imposed the risk-based capital requirements, based on our subsidiaries' statutory net worth at December 31, 2000, 200% of risk-based capital was an aggregate of $180.2 million for all of our HMO subsidiaries and 250% of risk-based capital was $8.0 million for our insurance company subsidiary. The total surplus in excess of 200% of risk-based capital for all of our HMO subsidiaries based on our subsidiaries' statutory net worth at December 31, 2000 was approximately $76.2 million at September 30, 2001 as compared to $41.0 million at December 31, 2000. The increase is primarily due to income from 2001 and from capital contributions made by us to our HMO subsidiaries in order to comply with the newly adopted risk-based capital policies or to prevent the impairment of the subsidiaries' net worth, and offset by dividends paid to our parent company. Based upon its statutory net worth at December 31, 2000, our insurance company subsidiary had excess surplus of approximately $18.1 million and $2.5 million at September 30, 2001 and December 31, 2000, respectively. The improvement is primarily due to the subsidiary's net income for 2001. Our subsidiaries' ability to dividend surplus in excess of 200% of risk-based capital in those states that have such policies may be restricted by other legal and financial tests imposed by regulations in those states.

     Excluding all the funds held by our HMO and insurance company subsidiaries that are subject to regulation, we had cash and investments of approximately $96.2 million and $79.1 million at September 30, 2001 and December 31, 2000, respectively, which are available to make interest or principal payments on the notes or any other debt that we may have, to make loans to or investments in subsidiaries, to fund acquisitions and for general corporate purposes. We also have agreed with certain of our subsidiaries and regulators to provide additional capital if necessary to ensure that the subject subsidiaries meet the applicable capital requirements.

     Projected capital investments in 2001 of approximately $10.0 million consist primarily of computer hardware, software and related equipment costs associated with the development and implementation of improved operational and communications systems. As of September 30, 2001, approximately $5.5 million had been spent. For 2002, we expect to invest approximately $13.0 million in capital investments.

     The United States Department of Health and Human Services has issued rules, as mandated by the Health Insurance Portability and Accountability Act of 1996, which, among other things, impose security and privacy requirements with respect to individually identifiable patient data, including a member's transactions with health care providers and payors, as well as requirements for the standardization of certain electronic transaction code sets and provider identifiers. The privacy standards were issued on December 28, 2000, and the final privacy regulations became effective on April 14, 2001. The compliance date is April 14, 2003. As of September 30, 2001, we had spent $525,000 on compliance matters. We spent approximately $350,000 in the fourth quarter of 2001 and anticipate spending approximately $2.1 million in 2002, approximately $750,000 of which we expect will be capitalized, related to our compliance with the electronic transaction code sets and provider identifier standards. We have not fully assessed the additional financial impact related to our required compliance with security and patient information privacy standards.

     We believe that our cash flows generated from operations, cash and cash equivalents and short-term and long-term investments will be sufficient to fund our existing operations and expected capital expenditures at least through December 31, 2002.

SHARE AND WARRANT REPURCHASES

     On December 20, 1999, we announced a program to repurchase up to 5% of our outstanding common stock. Stock repurchases may be made from time to time at prevailing prices in the open market, by block purchase or in private transactions. We purchased 55,396, 826,200 and 679,600 shares of our common stock in the years ended December 31, 1999 and 2000, and the nine months ended September 30, 2001, respectively, at an aggregate cost of $400,000, $6.4 million and $9.4 million, respectively. We had 65.5 million shares of common stock outstanding as of September 30, 2001.

     On February 1, 2002, Principal sold 7,000,000 shares of our common stock in a public offering. Concurrently with the closing of the offering of common stock, we issued the outstanding notes and used the net proceeds from the issuance of the outstanding notes and cash on hand to purchase, from Principal, 7,053,487 shares of our common stock, at a purchase price of $20 per share, and a warrant to purchase up to 3,072,423 shares of our common stock, at a purchase price of $35.0 million. On February 8, 2002, Principal sold 1,050,000 additional shares of our common stock pursuant to the underwriters' exercise of their over-allotment option in connection with the common stock offering. As a result of these transactions, Principal no longer owns any shares of our common stock or any warrants or other rights to purchase shares of our common stock.

NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board (the "FASB") issued two Statements of Financial Accounting Standards ("SFAS"). The first statement, SFAS No. 141 -- "Business Combinations," requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. This statement concludes that virtually all business combinations are acquisitions, thus should be accounted for in the same way that other asset acquisitions are accounted for -- based on the values exchanged. Therefore, the pooling-of-interest method of accounting for business combinations for registrants is prohibited. We historically have used the purchase method of accounting for business combinations, and, therefore, management believes we will not be significantly affected by the implementation of this statement.

     The second statement, SFAS No. 142 -- "Goodwill and Other Intangible Assets," requires companies to cease amortization of goodwill. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. SFAS No. 142 also states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, noncompete agreements, and customer lists. Intangible assets that have indefinite lives will not be amortized, but instead will be subject to an impairment test. We adopted SFAS No. 142 for the fiscal year beginning January 1, 2002 with the exception that goodwill and intangible assets acquired after June 30, 2001 will not be subject to amortization. We believe our amortization expense will decrease in future periods as a result of SFAS No. 142. Amortization expense related to goodwill that will no longer be amortized as a result of SFAS No. 142 was $6.1 million for the nine months ended September 30, 2001. In future periods, we will assess goodwill for impairment and write-down goodwill in periods in which impairment is determined to have occurred.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of the derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. In June 1999, the FASB also issued SFAS No. 137, which deferred the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, which amends SFAS No. 133 with respect to specific hedging risks, foreign-currency-denominated assets and liabilities and intercompany derivatives. Effective January 1, 2001, we adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138). Accordingly, we recorded a transition gain of $900,000, net of tax, at December 31, 2000, in the first of quarter 2001 related to one financial instrument classified as derivative in nature.

INFLATION

     In recent years, health care cost inflation has exceeded the general inflation rate. To reduce the effect of health care cost inflation we have, where possible, increased premium rates and implemented cost control measures in our patient care management and provider contracting. We cannot assure you that we will be able to increase future premium rates at a rate that equals or exceeds the health care cost inflation rate or that our other cost control measures will be effective.

                                    BUSINESS

     We are a leading publicly-traded managed health care company with approximately 1.85 million members as of September 30, 2001. We operate a diversified portfolio of local market health plans serving 14 states, primarily in the Mid-Atlantic, Midwest and Southeast regions. Our health plans generally are located in small to mid-sized metropolitan areas. We believe that most of our health plans have strong competitive positions in our markets. Based on the number of HMO members enrolled in our health plans as of January 1, 2001, we believe our health plans rank among the top two in six of our 13 markets and among the top three in eight of our markets.

     We operate our health plans with a local focus and the management expertise, resources and economies of scale of a large, well-established and well-capitalized company. We believe the delivery of health care benefits and services is best managed on a market-by-market basis. Each of our health plans operates under its local market name and has local management, sales and marketing, medical management, contracting and provider relations personnel that design and manage health benefits to meet the needs of our individual markets. We believe that our local focus enables us to adapt our products and services to the needs of individual markets, react quickly to changes in our markets and maintain strong relationships with our employer customers, members and health care providers. We operate four regional service centers that perform claims processing, premium billing and collection, enrollment and customer service functions for our plans. Our regional service centers enable us to take advantage of economies of scale, implement standardized management practices at each of our plans and capitalize on the benefits of our integrated information technology systems. We centralize the underwriting and product pricing functions for our health plans at the corporate level, which allows us to utilize our underwriting expertise and a disciplined pricing strategy at each of our plans. Our corporate office also monitors the medical management policies of our plans and assists our plans in implementing disease management programs, quality assurance programs and other medical management tools. We believe our centralization of certain administrative functions at the corporate and regional levels gives us a competitive advantage over local market health plans that lack our resources.

     We offer employers a broad range of commercial managed care products that vary with respect to the level of benefits provided, the costs paid by employers and members and the extent to which our members' access to providers is subject to referral or preauthorization requirements. We offer underwritten or "risk" products, including HMOs, preferred provider organizations (PPOs) and point of service (POS) plans. In addition, we recently began offering defined contribution health plans. Our risk products also include state-sponsored managed Medicaid programs and federally-sponsored Medicare+Choice programs in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates. For our risk products, we receive premiums in exchange for assuming underwriting risks and performing sales, marketing and administrative functions. We also offer "non-risk" products, including access to our provider networks and management services, to employers that self-insure employee health benefits. The management services we provide typically include provider contracting, claims processing, utilization review and quality assurance. For our non-risk products, we receive fees for access to our provider networks and the management services we provide, but we do not have underwriting risk.

     We are singularly focused on managed health care. We do not offer separate plans for ancillary products and services, such as workers' compensation, life, dental or vision benefits. We believe this singular focus allows us to execute better on the fundamentals and details of our business.

OUR OPERATING AND GROWTH STRATEGY

     During the last several years, we have grown through increased membership in our existing plans and through acquisitions. From 1998 to 2000, we experienced compound annualized membership, revenue and

Adjusted EBITDA growth of 11.2%, 11.1% and 24.1%, respectively. The key elements of our operating and growth strategy include:

  MAINTAINING LEADING POSITIONS IN OUR MARKETS

     We operate health plans with strong competitive positions in most of our markets. Based on the number of HMO members enrolled in our health plans as of January 1, 2001, we believe our health plans rank among the top two in six of our 13 markets and among the top three in eight of our markets. We believe our local focus enables us to compete effectively with large national competitors that operate in the markets we serve, and our management expertise, resources and economies of scale give us a competitive advantage over small, local market health plans. We believe the combination of our local strengths and our resources as a large company makes our plans attractive to employers and members, and thereby enhances our competitive positions in the markets in which we operate. We believe our strong market positions enable us to negotiate competitive contracts with providers and realize operating efficiencies.

  PURSUING STRATEGIC ACQUISITIONS

     The managed care industry continues to be highly fragmented, with approximately 560 health plans in operation in the United States during 2000. Our strategy is to acquire plans that we believe will benefit from our management expertise and provide opportunities for improved operations and cost savings through our management practices and economies of scale. During the last several years, we have acquired underperforming plans at attractive valuations relative to plans with superior operating performance. We believe that there will be additional acquisition opportunities in the future as a result of the continued consolidation of the managed care industry and the increasing difficulties small, local plans will face in competing with larger companies that have greater access to capital, superior information systems, lower administrative costs and more effective medical management techniques and management practices. We intend to continue to pursue acquisitions in our existing markets and in new markets as attractive opportunities arise.

  ACHIEVING MARGIN IMPROVEMENTS

     We typically have acquired health plans with poor operating performance. Following each acquisition, we undertake an extensive review of the rates, cost structure, provider arrangements and medical management practices of the acquired plan. Generally, we have been able to improve the operating margins of our acquired plans within six to 24 months after we have completed the acquisition through strict pricing discipline, improved provider arrangements, more effective medical management techniques and reductions in overhead costs resulting from operating efficiencies and our economies of scale. We believe that we can continue to improve the operating margins at our recently acquired plans as well as our other plans through continued pricing discipline, improvements in medical management techniques as well as additional operating efficiencies and economies of scale.

PRODUCTS

  COMMERCIAL RISK PRODUCTS

     We offer employers a full range of commercial risk products, including HMO, PPO and POS products. Recently, we also began offering defined contribution health plans under which employers pay for all or a portion of the health care plan premiums and contribute a fixed amount toward the employee's out-of-pocket health benefit costs. The employee can use the employer contribution to pay copayments, deductibles or the cost of certain non-covered benefits.

     We design our products to meet the needs and objectives of a wide range of employers and members and to comply with the regulatory requirements in the markets in which we operate. Our products vary with respect to the level of benefits provided, the costs to be paid by employers and members, including deductibles and copayments, and the extent to which our members' access to providers is subject to referral or preauthorization requirements. For the nine months ended September 30, 2001, we derived approximately 75% of our total operating revenues and approximately 66% of our gross operating margin from our commercial risk products. We define gross operating margin as our total operating revenues, less medical expense, expressed as a percentage of our total operating revenues.

     Our HMO products provide comprehensive managed health care benefits to members. In general, a fixed monthly enrollment fee covers all HMO services although some benefit plans require copayments or deductibles in addition to the basic enrollment fee. A primary care physician assumes overall responsibility for the care of a member, including preventive and routine medical care and referrals to specialists and consulting physicians. Although an HMO member's choice of providers is limited to those within the health plan's HMO network, the HMO member typically is entitled to coverage of a broader range of health care services than is covered by typical indemnity policies under which members are reimbursed for all of the covered costs of health care services.

     Our PPO and POS products also provide comprehensive managed health care benefits to members, but allow members to choose their health care providers at the time medical services are required and allow members to use providers that do not participate in our managed care networks. If a member chooses a non-participating provider, deductibles, copayments and other out-of-pocket costs to the member generally are higher than if the member chooses a participating provider. Premiums for our PPO and POS products typically are lower than HMO premiums due to the increased out-of-pocket costs borne by the members.

  COMMERCIAL NON-RISK PRODUCTS

     We offer management services and access to our provider networks to employers that self-insure their employee health benefits. The management services we provide typically include provider contracting, claims processing, utilization review and quality assurance. We typically provide these management services for a fixed fee, but certain of our management services contracts provide that our fees are based, in part, upon certain performance and utilization management standards. We also offer a product to third-party payors under which we provide access to our provider networks for their employees, as well as the benefits of our provider pricing arrangements and claims repricing and utilization review services. We do not have any underwriting risk for these services. For the nine months ended September 30, 2001, we derived approximately 2% of our total operating revenues and approximately 13% of our gross operating margin from our commercial non-risk products.

  GOVERNMENT PROGRAMS

     We participate in state-sponsored managed Medicaid programs and federally-sponsored Medicare+Choice programs in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates. Under our Medicaid contracts, the participating state markets our plans to Medicaid recipients and pays us a monthly premium per member that generally is based on the age, sex and eligibility category of the recipients enrolled in our plans. Our Medicare business is comprised solely of Medicare+Choice programs sponsored by the Centers for Medicare and Medicaid Services. In our Medicare+Choice programs, we provide Medicare covered benefits in exchange for a monthly premium per member that is paid by the federal government. The monthly premium per member is based upon the demographics of the Medicare population in the counties where our members reside and the health status of our individual members. In addition to the basic benefits, members have the option to elect to receive certain non-Medicare covered benefits if the members elect to pay an additional monthly premium. We market our Medicare+Choice plans to individuals and employer groups that provide benefits to retirees. For the year ended December 31, 2000, we derived approximately 15.8% of our total operating revenues from our Medicare+Choice programs. For the nine months ended September 30, 2001, we derived approximately 23% of our total operating revenues and approximately 21% of our gross operating margin from our government programs.

MARKETS AND MEMBERSHIP

     The following table shows the membership of our commercial risk and non-risk products and our government programs and our total membership, by geographic market, as of December 31, 1998, 1999 and 2000 and September 30, 2001, respectively. The table does not reflect the membership in our plans that were sold or shutdown in Florida, Illinois and Indiana. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Acquisitions and Dispositions."

                                                            COMMERCIAL                GOVERNMENT
                                                       --------------------   --------------------------
MARKET                                                   RISK      NON-RISK   MEDICAID   MEDICARE+CHOICE     TOTAL
------                                                 ---------   --------   --------   ---------------     -----
Delaware/Eastern Maryland
  1998...............................................     37,500    58,062     16,829            --          112,391
  1999...............................................     35,668    59,978     21,032            --          116,678
  2000...............................................     41,266    60,689     42,154            21          144,130
  September 30, 2001.................................     49,586    59,080     45,375            98          154,139
Georgia
  1998...............................................     20,273       748         --            --           21,021
  1999...............................................     27,485        --         --            --           27,485
  2000...............................................     34,585    12,189         --            --           46,774
  September 30, 2001.................................     41,187    13,031         --            --           54,218
Iowa
  1998...............................................     77,912    10,778      1,394            --           90,084
  1999...............................................     73,901    12,145      1,618           686           88,350
  2000...............................................     70,164    12,524      2,146            --           84,834
  September 30, 2001.................................     73,311    14,107      3,108            --           90,526
Kansas City
  1998...............................................     51,993     5,526         --            --           57,519
  1999...............................................     64,938     1,844         --         1,815           68,597
  2000...............................................     80,665        --         --         5,269           85,934
  September 30, 2001.................................    132,179        --         --        10,295          142,474
Louisiana
  1998...............................................     39,730       161         --            --           39,891
  1999...............................................     37,837        57         --            --           37,894
  2000...............................................     59,107        --         --           796           59,903
  September 30, 2001.................................     60,298        --         --            --           60,298
Nebraska
  1998...............................................     34,598       720         --            --           35,318
  1999...............................................     26,927     3,651         --            --           30,578
  2000...............................................     33,048     3,665         --            --           36,713
  September 30, 2001.................................     40,971     3,536         --            --           44,507
North Carolina
  1998...............................................     21,575        --         --            --           21,575
  1999...............................................     43,989        --      4,216            --           48,205
  2000...............................................    124,632    38,702      4,482         2,890          170,706
  September 30, 2001.................................     98,087    31,547      5,156            --          134,790
Central Pennsylvania
  1998...............................................    153,404    67,531         --        13,970          234,905
  1999...............................................    150,137    76,640         --         7,476          234,253
  2000...............................................    163,624    89,851         --         4,460          257,935
  September 30, 2001.................................    171,869    82,203         --         1,484          255,556
Western Pennsylvania/Eastern Ohio
  1998...............................................    223,203    21,254         --        11,601          256,058
  1999...............................................    203,455    26,168         --        15,348          244,971
  2000...............................................    203,048    22,205         --        19,433          244,686
  September 30, 2001.................................    194,980    17,195         --        18,067          230,242
St. Louis/Southern Illinois
  1998...............................................    200,646    23,029     81,505        38,028          343,208
  1999...............................................    174,521    28,872     97,460        42,317          343,170
  2000...............................................    189,175    23,384    119,399        36,726          368,684
  September 30, 2001.................................    182,699    49,532    137,719        17,568          387,518
Virginia
  1998...............................................     52,244    14,812      3,015            --           70,071
  1999...............................................     44,918    14,345      8,415            --           67,678
  2000...............................................     47,431        --     11,257            --           58,688
  September 30, 2001.................................    113,768    39,170     12,208            --          165,146

                                                            COMMERCIAL                GOVERNMENT
                                                       --------------------   --------------------------
MARKET                                                   RISK      NON-RISK   MEDICAID   MEDICARE+CHOICE     TOTAL
------                                                 ---------   --------   --------   ---------------     -----
West Virginia
  1998...............................................     24,999    14,503         --            --           39,502
  1999...............................................     64,228    13,636     13,750           990           92,604
  2000...............................................     80,035    12,908     14,974         2,372          110,289
  September 30, 2001.................................     59,114     9,496     16,043         4,505           89,158
Wichita
  1998...............................................     35,342       399         --            --           35,741
  1999...............................................     39,177       299         --            --           39,476
  2000...............................................     43,459       299         --            --           43,758
  September 30, 2001.................................     42,893       345         --            --           43,238
Total
  1998...............................................    973,419   217,523    102,743        63,599        1,357,284
  1999...............................................    987,181   237,635    146,491        68,632        1,439,939
  2000...............................................  1,170,239   276,416    194,412        71,967        1,713,034
  September 30, 2001.................................  1,260,942   319,242    219,609        52,017        1,851,810

  DELAWARE/EASTERN MARYLAND

     We provide commercial, Medicaid and Medicare+Choice products to more than 154,000 members in our Delaware/Eastern Maryland market, primarily in the Wilmington and Dover, Delaware metropolitan areas and on the coast of eastern Maryland. We entered the Delaware/Eastern Maryland market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 112,391 members to 154,139 members as of September 30, 2001 as a result of membership growth in our health plans.

  GEORGIA

     We provide commercial products to more than 54,000 members in our Georgia market, primarily in the Atlanta metropolitan area. We entered the Georgia market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 21,021 members to 54,218 members as of September 30, 2001 as a result of membership growth in our health plans.

  IOWA

     We provide commercial and Medicaid products to more than 90,000 members in our Iowa market, primarily in the Des Moines metropolitan area. We entered the Iowa market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 90,084 members to 90,526 members as of September 30, 2001.

  KANSAS CITY

     We provide commercial and Medicare+Choice products to more than 142,000 members in the Kansas City metropolitan area. We entered the Kansas City market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 57,519 members to 142,474 members as of September 30, 2001. Our membership has increased as a result of membership growth in our health plans and the acquisition of 52,673 commercial and Medicare+Choice members from Kaiser Foundation Health Plan of Kansas City, Inc. in April 2001.

  LOUISIANA

     We provide commercial products to more than 60,000 members in the Louisiana market, primarily in the New Orleans metropolitan area. We entered the Louisiana market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 39,891 members to 60,298 members as of September 30, 2001. Our membership has increased as a result of membership growth in our health plans and our acquisition of Maxicare Louisiana, Inc. in August 2000, which increased our total membership by 14,017 commercial and Medicare+Choice members.

  NEBRASKA

     We provide commercial products to more than 44,000 members in our Nebraska market, primarily in the Omaha metropolitan area. We entered the Nebraska market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 35,318 members to 44,507 members as of September 30, 2001 as a result of membership growth in our health plans.

  NORTH CAROLINA

     We provide commercial and Medicaid products to more than 134,000 members in our North Carolina market, primarily in the Charlotte and Raleigh-Durham metropolitan areas. We entered the North Carolina market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 21,575 members to 134,790 members as of September 30, 2001. Our membership has increased primarily as a result of the acquisition of 24,667 members from Kaiser Foundation Health Plan of North Carolina in November 1999, and the acquisition of WellPath Community Health Plans, LLC in October 2000, which increased our total membership by 140,712 members, offset by various terminations primarily in the acquired plans. Subsequent to September 30, 2001, our membership further decreased by approximately 35,000 members as a result of our decision not to renew our contract with the State of North Carolina.

  CENTRAL PENNSYLVANIA

     We provide commercial and Medicare+Choice products to more than 255,000 members in our Central Pennsylvania market, primarily in the Harrisburg and State College metropolitan areas. We have operated in the Central Pennsylvania market since 1988. Since 1998, our total membership in this market has grown from 234,905 members to 255,556 members as of September 30, 2001 as a result of membership growth in our health plans.

  WESTERN PENNSYLVANIA/EASTERN OHIO

     We provide commercial and Medicare+Choice products to more than 230,000 members in our Western Pennsylvania/Eastern Ohio market, primarily in the Pittsburgh metropolitan area and in portions of eastern Ohio. We have operated in the Western Pennsylvania/Eastern Ohio market since 1988. Since 1998, our total membership in this market has decreased from 256,058 members to 230,242 members as of September 30, 2001 as a result of increased competition in the Pittsburgh metropolitan area.

  ST. LOUIS/SOUTHERN ILLINOIS

     We provide commercial, Medicaid and Medicare+Choice products to more than 387,000 members in the St. Louis, Missouri metropolitan area, including portions of Southern Illinois. We have operated in the St. Louis/Southern Illinois market since 1990. Since 1998, our total membership in this market has increased from 343,208 members to 387,518 members as of September 30, 2001. Our membership has increased as a result of the acquisition of 11,800 Medicaid members from Prudential Health Care Plan, Inc. in February 2000 and the acquisition of 75,316 commercial members from Health Partners of the Midwest in January 2001.

  VIRGINIA

     We provide commercial and Medicaid products to more than 165,000 members in our Virginia market, primarily in the Richmond, Roanoke and Charlottesville metropolitan areas. We entered the Virginia market with our acquisition of Southern Health Services, Inc. in 1994. Since 1998, our total membership in this market has increased from 70,071 members to 165,146 members. Our membership has increased primarily as a result of the acquisition of Blue Ridge Health Alliance, Inc. in September 2001, which increased our total membership by 108,931 members.

  WEST VIRGINIA

     We provide commercial, Medicaid and Medicare+Choice products to more than 89,000 members in our West Virginia market, which includes a service area covering a majority of the state's population. We entered the West Virginia market in July 1995. Since 1998, our total membership in this market has increased from 39,502 members to 89,158 members as of September 30, 2001. Our membership has increased primarily as a result of the acquisition of Carelink Health Plans in October 1999, which increased our total membership by 57,251 members, and our acquisition of PrimeONE, Inc. in February 2000, which increased our total membership by 19,550 members.

  WICHITA

     We provide commercial products to more than 43,000 members in the Wichita, Kansas metropolitan area. We entered the Wichita market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 35,741 members to 43,238 members as of September 30, 2001 as a result of membership growth in our health plans. Subsequent to September 30, 2001, our membership decreased by approximately 24,700 members as a result of the decision by Raytheon Aircraft Company not to renew our contract with it in Wichita.

PROVIDER NETWORKS

     Our health plans maintain broad networks of providers that furnish health care services to our members. In selecting physicians for our networks, we evaluate each physician's location, area of specialization, credentials and experience, including licensing status, malpractice claims history and hospital affiliations. In selecting hospitals, we consider the quality and reputation of the physicians that provide services at the hospital, the location of the hospital, the services offered and the reputation of the hospital within the market. Our plans contract with numerous hospitals, physicians and other health care providers in each of our markets so that our members have a broad choice of providers. Typically, the providers in a market that participate in our networks do not vary among our managed care products.

     All of our health plans currently offer an open panel delivery system. In an open panel structure, individual physicians or physician groups contract with the health plans to provide services to members but also maintain independent practices in which they provide services to individuals who are not members of our health plans.

     Most contracting primary care and specialist physicians are compensated under a discounted fee-for-service arrangement. A small minority are contracted under capitation arrangements under which they receive a set fee per member per month in exchange for providing health care services. Under some of our capitation arrangements, physicians also may receive additional compensation from risk-sharing and other incentive arrangements. The majority of our contracts with hospitals provide for inpatient per diem or per case hospital rates. Outpatient services are contracted on a discounted fee-for-service or a per case basis. We pay ancillary providers, such as mental health and laboratory services providers, on a fixed fee schedule or a capitation basis. Prescription drug benefits are provided through a formulary comprised of an extensive list of drugs. Drug prices are negotiated through a national network of pharmacies at discounted rates. Our health plans are designed to encourage members to obtain services and supplies from providers with whom we have contracts. As a result, our providers typically receive a significant amount of business from our members, and therefore, we are able to negotiate prices for health care services and supplies at a discount to our providers' standard prices.

MEDICAL MANAGEMENT

     We have established systems to monitor the availability, appropriateness and effectiveness of the patient care we provide. We collect utilization data in each of our markets that we use to analyze over-utilization or under-utilization of services and assist our health plans in providing appropriate care for their members and improving patient outcomes in a cost efficient manner. Our corporate office monitors the medical management policies of our plans and assists our plans in implementing disease management programs, quality assurance programs and other medical management tools. In addition, our health plans have internal quality assurance review committees made up of practicing physicians and staff members whose responsibilities include periodic review of medical records, development and implementation of standards of care based on current medical literature and the collection of data relating to results of treatment. We review all new medical technologies in advance to ensure that only safe and effective new medical procedures are used. We regularly conduct studies to discover possible adverse medical outcomes for both quality and risk management purposes.

     We have developed a comprehensive disease management program that identifies those members having certain chronic diseases, such as asthma and diabetes. Our case managers proactively work with members and their physicians to facilitate appropriate treatment, help to ensure compliance with recommended therapies and educate members on lifestyle modifications to manage the disease. We believe that our disease management program promotes the delivery of efficient care and helps to improve the quality of health care delivered.

     Each of our health plans either employs or contracts with physicians as medical directors who oversee the delivery of medical services. The medical directors supervise medical managers who review and approve requests by physicians to perform certain diagnostic and therapeutic procedures, using nationally recognized clinical guidelines developed based on nationwide benchmarks that maximize efficiency in health care delivery and InterQual, a nationally recognized evidence-based set of criteria developed through peer review medical literature. Medical managers also continually review the status of hospitalized patients and compare their medical progress with established clinical criteria, make hospital rounds to review patients' medical progress and perform quality assurance and utilization functions.

     Medical directors also monitor the utilization of diagnostic services and encourage the use of outpatient surgery and testing where appropriate. Data showing each physician's utilization profile for diagnostic tests, specialty referrals and hospitalization are collected by each health plan and presented to the health plan's physicians. These results are monitored by the medical directors to ensure the use of cost-effective, medically appropriate services.

     We also focus on the satisfaction of our members. We monitor appointment availability, member waiting times, provider environments and overall member satisfaction. Our health plans continually conduct membership surveys of both existing and former members concerning the quality of services furnished and suggestions for improvement.

INFORMATION TECHNOLOGY

     We believe that integrated and reliable information technology systems are critical to our success. We use our information systems to improve the operating efficiency of our plans, collect data that we use in connection with medical management, underwriting and quality assurance decisions and improve communication with our employer customers, members and providers. We use standardized information systems at each of our health plans for processing eligibility, enrollment, premium billing and claims data and for general ledger, financial reporting and human resources functions. We have dedicated in-house teams that convert acquired plans to our information systems as soon as possible following the closing of the acquisition.

     We operate a main data center in Cranberry, Pennsylvania that houses all of our mainframe and network servers. Our data center collects information from our plans that we use in medical management and to make decisions regarding underwriting, product pricing, quality assurance, sales and marketing and contracting functions.

     Our information technology systems also enable us to use the internet and electronic commerce to communicate with members, providers and employers. We provide on-line health care directory services that make information about our health plan providers available to all members. In addition, we currently are completing the rollout of a secure web-based transaction services system for our health plans that will enable members to:

     - check on the status of claim, authorization, eligibility and benefit requests;

     - notify us of certain changes to the members' status;

     - change the member's primary care physician; and

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

     - request identification cards or other information.

These services are available seven days a week, twenty-four hours a day and enable members to more easily handle many issues that historically we have managed via telephone or written communication. Our website also provides links to other health care and medical information. In addition, we provide a list of approved pharmaceuticals on-line and intend to install a searchable pharmacy locator.

     We currently are implementing web-based services to manage the electronic submission and processing of eligibility determination, authorization submission and status, claims submission and status and reporting. We expect to achieve some administrative savings from expanded real-time transaction processing, as well as enhanced communication with our providers and increased provider satisfaction. We currently provide these services in five of our largest markets and expect to provide these services in our remaining markets in 2002.

     We also are continuing to automate the sales and enrollment process for our small group insurance market. We are implementing a web-based application that streamlines the end-to-end process of quoting, enrollment, underwriting, processing member data and renewal for employee benefits providers, their sales representatives, agents and customers. We currently provide this product in three of our largest markets and expect to begin making it available in our remaining markets in 2002. We also provide employer services that enable employers to view roster, billing and eligibility information on-line. This service enables them to reconcile billing statements and verify eligibility without a phone call.

     The Health Insurance Portability and Accountability Act of 1996 imposes new requirements relating to, among other things, the standardization of certain electronic codes and provider identifiers. We have completed a company-wide assessment of our information technology systems and the flow of health care data and information within our company. We have also reviewed the ways that information is accessed by or shared with third parties. We are updating our information technology systems and organizational practices and expect our systems and processes to be compliant with the new requirements by the mandatory compliance date. See "-- Industry Regulation -- Health Insurance Portability and Accountability Act of 1996" for a discussion of other requirements imposed by this law.

SALES AND MARKETING

     We market our managed care products and services through our own direct sales staff of approximately 400 employees and a network of more than 2,400 independent brokers and agents. Our local direct sales staffs and independent brokers and agents market our health plans to recruit new employer customers and members and retain our existing employer customers and members. We compensate our direct sales staff through a combination of base salary and incentive arrangements. We compensate our independent brokers and agents on a commission basis.

     Our direct sales staff and independent brokers and agents typically market our managed care products and services to employers in a two-step process in which presentations are made first to employers to secure contracts to provide health benefits. Once selected by an employer, our direct sales staff solicits members from the employee base during periodic "open enrollments" during which employees are permitted to change health care programs. We use workplace presentations, direct mail and radio and television advertisements to contact prospective members.

     Our Medicaid products are marketed to Medicaid recipients by state Medicaid authorities. We market our Medicare+Choice products to both individuals and retirees of employer groups that provide benefits to retirees through television, radio, newspaper and billboard advertising and direct mail. Our Medicaid and Medicare+Choice contracts are renewable annually. Medicare enrollees may disenroll monthly. Medicaid enrollees may disenroll monthly or annually, depending on the jurisdiction.

COMPETITION

     The managed care industry is highly competitive, both nationally and in the individual markets we serve. Generally, we compete against Blue Cross Blue Shield affiliated health plans, locally-owned plans and provider sponsored plans. In certain markets, we also compete with national health plans. We compete for members primarily on the basis of the price of the benefit plans offered, locations of the health care

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

providers, reputation for quality care, financial stability, comprehensiveness of coverage, diversity of product offerings and access to care. We also compete with other managed care organizations and indemnity insurance carriers in obtaining and retaining favorable contracts for health care services and supplies. We maintain an active presence in the communities served by our health plans through participation in health fairs, special children's programs and other community activities, which we believe enhances our visibility and reputation in the communities we serve.

INDUSTRY REGULATION

     We are subject to extensive government regulation of our products and services. The laws and regulations affecting our business generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members of our health plans. Managed care laws and regulations vary significantly from jurisdiction to jurisdiction, and changes are frequently considered and implemented.

  STATE REGULATION

     The states served by our plans provide the principal legal and regulatory framework for the commercial risk products offered by our insurance company and HMO subsidiaries. Our insurance company subsidiary, Coventry Health and Life Insurance Company, offers managed care products, primarily PPO and POS products, in conjunction with our HMO subsidiaries in states where HMOs are not permitted to offer these types of health care benefits. Coventry Health and Life does not offer traditional indemnity insurance.

     Our insurance company and HMO subsidiaries are required by state law to file periodic reports and meet certain minimum capital and deposit and/or reserve requirements and may be restricted from paying dividends or making other distributions or payments under certain circumstances. They also are required to provide their members with certain mandated benefits. Our subsidiaries are required to have quality assurance and educational programs for their professionals and enrollees. Certain states' laws further require that representatives of the HMOs' members have a voice in policy making. Several states impose requirements with respect to the prompt payment of claims and provider selection permitting "any willing provider" to join our network. Compliance with "any willing provider" laws could increase our costs of assembling and administering provider networks.

     We also are subject to the insurance holding company regulations in the states in which our HMO and insurance company subsidiaries operate. These laws and associated regulations generally require registration with the state department of insurance and the filing of reports describing capital structure, ownership, financial condition, certain intercompany transactions and business operations. Most state insurance holding company laws and regulations require prior regulatory approval or, in some states, prior notice, of acquisitions or similar transactions involving regulated companies, and of certain transactions between regulated companies and their parents. In connection with obtaining regulatory approvals of acquisitions, we may be required to agree to maintain the regulatory capital of regulated subsidiaries at specified levels or to guarantee the solvency of such subsidiaries.

     Most states now impose risk-based or other net worth-based capital requirements on our HMO and insurance company subsidiaries. These requirements assess the capital adequacy of the regulated subsidiary based upon the investment asset risks, insurance risks, interest rate risks and other risks associated with the subsidiary's business. If a subsidiary's capital level falls below certain required capital levels, it may be required to submit a capital corrective plan to regulatory authorities, and at certain levels may be subjected to regulatory orders, including regulatory control through rehabilitation or liquidation proceedings.

  HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996

     The Health Care Insurance Portability and Accountability Act of 1996 imposes new requirements relating to a variety of issues that affect our business, including the privacy of medical information, limits on exclusions based on preexisting conditions for certain plans, guaranteed renewability of health care coverage for most employers and individuals and administrative simplification procedures involving the standardization of transactions and the establishment of uniform health care provider, payor and employer

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

identifiers. Various agencies of the federal government have issued regulations to implement certain sections of this act. This law is far-reaching and complex, and proper interpretation and practice under the law continues to evolve. Because the rules implementing this law are still evolving, we cannot assure you that the costs of compliance with this law will not adversely affect our results of operations or cause us to change the way we operate our business significantly.

     On December 20, 2000, the Department of Health and Human Services released a final rule regarding standards for privacy of individually identifiable health information. The primary purposes of the final rule are to protect and enhance the rights of consumers by providing them access to their health information and controlling the inappropriate use of that information, and to improve the efficiency and effectiveness of health care delivery by creating a national framework for health privacy protection that builds on efforts by states, health systems, individual organizations and individuals. The final rule was effective April 2001. Health plans, providers and health care clearinghouses have until April 14, 2003 to come into compliance with the final rule. We have instituted a process to assure our compliance with the final rule by that date.

     The Department of Health and Human Services published a proposed rule containing security standards in August 1998. A final security rule has not been published, but the proposed rule would require health plans, providers and health care clearinghouses to implement organizational and technical practices to protect the security of electronically maintained or transmitted health-related information. We cannot predict the final form that the security rule will take or the impact that the final rule will have on us.

     The Department of Health and Human Services also released its final rule for electronic data standards under the Health Insurance Portability and Accountability Act of 1996 on August 17, 2000, effective October 17, 2000. This rule establishes the standard data content and format for the electronic submission of claims and other administrative health transactions. Compliance with these regulations is required by October 16, 2002. Recently enacted legislation would extend the compliance date until October 16, 2003 for entities that file a plan with the Department of Health and Human Services that demonstrates how they intend to comply with the regulations by the extended deadline. We have instituted a process to assure our compliance with the final rule by the mandatory compliance date.

     On January 5, 2001, the U.S. Department of Labor's Pension and Welfare Benefits Administration, the Internal Revenue Service and the Department of Health and Human Services issued two regulations that provide guidance on the nondiscrimination provisions of the Health Insurance Portability and Accountability Act of 1996 as they relate to health factors and wellness programs. These nondiscrimination provisions prohibit a group health plan or group health insurance issuer from denying an individual eligibility for benefits or charging an individual a higher premium based on a health factor. We currently do not believe that these regulations will have a material adverse effect on our business.

  EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

     The provision of services to certain employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974, commonly known as "ERISA," a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor. ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA. In addition, some states require licensure or registration of companies providing third party claims administration services for benefit plans. We provide a variety of products and services to employee benefit plans that are covered by ERISA.

     On November 21, 2000, the Department of Labor issued a final rule relating to benefit claims and appeal procedures for plans under ERISA, disability plans and other employee benefit plans. The rule shortens the time allowed for health and disability plans to respond to claims and appeals, establishes new requirements for plan responses to appeals and expands required disclosures to participants and beneficiaries. The rule applies to claims filed under a group health plan on or after the first day of the first

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

plan year beginning on or after July 1, 2002 and not later than January 1, 2003. We currently do not believe that this rule will have a material adverse effect on our business.

  MEDICAID AND MEDICARE+CHOICE

     Some of our HMOs contract with the Centers for Medicare and Medicaid Services to provide services to Medicare beneficiaries pursuant to the Medicare+Choice program. Some of our HMOs also contract with states to provide health benefits to Medicaid recipients. As a result, we are subject to extensive federal and state regulation. The Centers for Medicare and Medicaid Services may audit any health plan operating under a Medicare+Choice contract to determine the plan's compliance with federal regulations and contractual obligations. In addition, we must file cost reimbursement reports for our Medicare cost contracts, which are subject to audit and revision.

     As a result of the Medicare+Choice and Medicaid products we offer, we are subject to regulatory and legislative changes in those two government programs. The Balanced Budget Refinement Act of 1999 was enacted on November 29, 1999. This law modifies the Balanced Budget Act of 1997, which had made substantial revisions to the Medicare and Medicaid programs. Specifically, the Balanced Budget Refinement Act of 1999 revised the Medicare+Choice Program's enrollment rules and risk adjustment methodology. Additionally, this law offers limited incentives to health plans to offer Medicare+Choice plans in areas which currently do not have Medicare+Choice plans. The Balanced Budget Refinement Act of 1999 also allows Medicare+Choice plans greater flexibility in structuring benefit packages for enrollees in the same service area. At this time, we do not believe that this law will have a material effect on us and our operations.

     The United States Congress enacted the Benefits Improvement and Protection Act of 2000 in December 2000. This law increases Medicare and Medicaid provider payments and enhances the benefit package for Medicare beneficiaries. The increased payment amounts were effective March 1, 2001. These amounts may only be used by Medicare+Choice plans to increase funds to reduce beneficiary premiums or copayments, enhance benefits, stabilize or widen the network of health care providers available to beneficiaries or reserve funds to help offset the premium increases or reduced benefits in the future. At this time, we do not believe that this law will have a material effect on us and our operations.

     The Centers for Medicare and Medicaid Services and the appropriate state regulatory agency have the right to audit any health plan operating under a Medicaid managed care contract to determine the plan's compliance with state and federal law. In some instances, states engage peer review organizations to perform quality assurance and utilization review oversight of Medicaid managed care plans. Our HMOs are required to abide by the peer review organization standards.

     The Centers for Medicare and Medicaid Services issued a final Medicaid managed care rule on January 19, 2001. The final rule includes strengthened beneficiary protections and new provisions designed to protect the rights of participants in the Medicaid program. Specifically, the final rule requires states to assure continuous access to care for beneficiaries with ongoing health care needs who transfer from one health plan to another. The new rule also requires states and plans to identify enrollees with special health care needs and to assess the quality and appropriateness of their care. We currently do not believe that this rule will have a material adverse effect on our business.

     The Social Security Act imposes criminal and civil penalties for paying or receiving remuneration (which is deemed to include a kickback, bribe or rebate) in connection with any federal health care program, including the Medicare, Medicaid and Federal Employees Health Benefits Programs. The law and related regulations have been interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal health care program patients or any item or service that is reimbursed, in whole or part, by any federal health care program. Similar anti-kickback provisions have been adopted by many states, which apply regardless of the source of reimbursement.

     In 1996, as part of the Health Insurance Portability and Accountability Act of 1996, Congress adopted a statutory exception for certain risk-sharing arrangements. The Office of the Inspector General has published two safe harbors addressing these risk-sharing arrangements. We believe that our risk agreements satisfy the requirements of these safe harbors. In addition, the Office of the Inspector General

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

has adopted other safe harbor regulations that relate to managed care arrangements. We believe that the incentives offered by our HMOs to Medicare and Medicaid beneficiaries and the discounts our plans receive from contracting health care providers should satisfy the requirements of these safe harbor regulations. A safe harbor is a regulation that describes relationships and activities that are deemed not to violate the federal anti-kickback statute. However, failure to satisfy each criterion of an applicable safe harbor does not mean that the arrangement constitutes a violation of the law; rather the arrangement must be analyzed on the basis of its specific facts and circumstances. We believe that our arrangements do not violate the federal or similar state anti-kickback laws.

  FEDERAL EMPLOYEES HEALTH BENEFITS PROGRAM

     We contract with the United States Office of Personnel Management (OPM) to provide managed health care services under the Federal Employees Health Benefits Program. These contracts with the OPM and applicable government regulations establish premium rating requirements for this program. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the community rating and other requirements under the Federal Employees Health Benefits Program. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program. As a result, these audits could result in material adjustments.

     HealthAmerica Pennsylvania, Inc., our Pennsylvania HMO subsidiary, has received draft audit reports from the OPM that questioned subscription charges paid to HealthAmerica under the Federal Employees Health Benefits Program. The draft audit reports questioned approximately $31.1 million of subscription charges paid to HealthAmerica with respect to contract years 1993 through 1999 as possibly constituting overcharges resulting from defective pricing in violation of HealthAmerica's Federal Employees Health Benefits Program contract. The reports also recommend that if these amounts are deemed to be due, approximately $5.5 million in lost investment income charges should also be recovered with respect to such overcharges, with additional interest continuing to accrue until repayment of the overcharged amounts. HealthAmerica responded to the draft audit reports in May 2000 and August 2000, accepting certain of the draft audit reports' recommendations but disagreeing with others. In August 2001, the U.S. Attorney for the District of Columbia sent HealthAmerica a letter indicating that the audit reports had been referred to the Office of the U.S. Attorney for consideration of a possible civil action against HealthAmerica under the Federal False Claims Act with respect to the Federal Employees Health Benefits Program contract years 1993 through 1997. The letter stated that HealthAmerica may have knowingly overcharged the Federal Employees Health Benefits Program approximately $21.1 million as a result of alleged discounts provided to other groups that also should have been provided for the Federal Employees Health Benefits Program. In the event of such an overcharging, the letter also stated that HealthAmerica would be responsible for an additional approximately $5.9 million in interest through December 31, 2000 with further interest accruing to the date of repayment. Violations of the Federal False Claims Act could subject HealthAmerica to liability for civil penalties and treble damages. Since receipt of the letter from the U.S. Attorney, HealthAmerica has responded to the letter and provided supplemental information in support of its position. The pending inquiry may be resolved by agreement with the Office of the U.S. Attorney or the OPM with a payment to the government. If an agreement is not reached, the U.S. Attorney or the OPM may commence a legal action against HealthAmerica. Although we cannot predict the ultimate outcome of the pending inquiry or any related litigation that may arise in this matter, we do not believe that the ultimate resolution of this matter will have a material adverse effect on us.

  RECENT FEDERAL MANAGED CARE LEGISLATIVE PROPOSALS

     On August 8, 2001, the House of Representatives passed a version of the Patients' Bill of Rights legislation (an amended version of the Ganske-Dingell bill) that would permit health plans to be sued in state court for coverage determinations. The current administration has indicated a willingness to pass some form of patient protection legislation which could adversely affect the health benefits business, and the bill adopted by the House was the result of a compromise reached by President Bush and

Representative Charles Norwood of Georgia. Under the bill, a claim would be permitted for a wrongful coverage denial that is the proximate cause of personal injury to, or the death of, a patient. Medically reviewable claims against health insurers would be tried in state court but under federal law. Patients would be required to exhaust external review before filing suit. Patients who lose an external review decision would have to overcome a rebuttable presumption that the insurer made the correct decision. The bill caps non-economic damages at $1.5 million. Punitive damages would be available only if insurers do not follow an external review decision and would be capped at an additional $1.5 million. The bill also limits class action lawsuits (both future suits and pending suits where a class has not yet been certified) against health insurers under both ERISA and the Racketeer Influenced and Corrupt Organizations Act, commonly known as "RICO," to group health plans established by a single plan sponsor.

     The Senate version of the Patients' Bill of Rights legislation (the McCain-Edwards bill) was passed on June 29, 2001 and contains broader liability provisions than the House bill. The Senate bill would permit patients to sue health plans in state court over medical judgments or in federal court over contractual issues, and it would not cap damages in state courts. In federal court, punitive damages would be allowed, up to $5 million, and there would be no limit on economic and non-economic damages. President Bush has stated that he will veto any Patients' Bill of Rights legislation that contains liability provisions similar to the Senate bill. The House and Senate versions of the bill are expected to be reconciled in the Conference Committee. We cannot predict the provisions of the Patients' Rights legislation that may emerge from the Conference Committee, if any, and whether any Patients' Bill of Rights legislation will be enacted into law. We also cannot predict what impact any Patients' Bill of Rights or other federal legislation would have on our business and operations.

     Numerous other proposals have been introduced in the United States Congress and various state legislatures relating to managed health care reform. The provisions of legislation that may be adopted at the state level cannot be accurately and completely predicted at this time, and we therefore cannot predict the effect on our operations of proposed legislation. On the federal level, we expect that some form of managed health care reform may be enacted. At this time, it is unclear as to when any legislation might be enacted or the content of any new legislation, and we cannot predict the effect on our operations of the proposed legislation or any other legislation that may be adopted.

EMPLOYEES

     At September 30, 2001, we employed approximately 3,250 persons, none of whom are covered by a collective bargaining agreement.

SERVICE MARKS AND TRADEMARKS

     We have the right in perpetuity to use the federally registered name "HealthAmerica" in Illinois, Missouri, Pennsylvania and West Virginia. We have federal and/or state registered service marks for "HealthAssurance," "GHP Access," "Healthcare USA," "Doc Bear," "Carelink," "Carelink health plans," "CareNet," "CarePlus," "Coventry," "Advantra," "SouthCare," "SouthCare Medical Alliance," "WellPath Select," "WellPath 65," "Partners in Pregnancy" and "WellPath Community Health Plans." We have pending applications for federal registration of the service marks "HealthAssurance FLEX," "Coventry Healthy Choices Program" and for our torch logo design.

INSURANCE

     We maintain general liability and professional liability insurance coverage in amounts that we believe are appropriate. Until recently, we also maintained medical excess "stop-loss" reinsurance coverage covering a portion of the medical risk we have underwritten through our risk products. We no longer maintain stop-loss reinsurance coverage because we do not believe it is cost efficient to maintain it in light of current conditions in the insurance market.

LITIGATION

     In the normal course of business, we have been named as a defendant in various legal actions such as actions seeking payments for claims denied by us, medical malpractice actions and various other claims seeking monetary damages. The claims are in various stages of proceedings and some ultimately may be brought to trial. With respect to medical malpractice actions, we carry professional malpractice and general liability insurance for each of our operations on a claims-made basis with varying deductibles for which we maintain reserves. In our opinion, the outcome of these actions should not have a material adverse effect on the financial position or results of our operations.

     On April 16, 2001, we were served with an Amended Complaint filed in the United States District Court for the Southern District of Florida, Miami Division, MDL No. 1334, styled In Re: Humana, Inc., Managed Care Litigation, Charles B. Shane, M.D., et al. vs. Humana, Inc., et al. This matter is a purported class action lawsuit filed by a group of health care providers against us and 11 other defendants in the managed care field. The lawsuit alleges multiple violations of RICO, violations of the "prompt pay" statutes in certain states and breaches of contract for failure to pay claims. The lawsuit seeks declaratory, injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. Although we cannot predict the outcome, we believe this suit is without merit and intend to defend our position vigorously.

     We may be the target of other similar lawsuits involving RICO and ERISA, generally claiming that managed care companies overcharge consumers and misrepresent that they deliver quality health care. Although we may be the target of other similar lawsuits, we believe there is no valid basis for such lawsuits.

     Our industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have a significant effect on our operations.

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

                            DESCRIPTION OF THE NOTES

     You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the words "Company" and "we" refer only to Coventry Health Care, Inc. and not to any of its subsidiaries.

     We will issue the new notes under an indenture (the "Indenture") between the Company and First Union National Bank, as trustee (the "Trustee"). This is the same Indenture pursuant to which we issued the outstanding notes. The terms of the new notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The following description is a summary of certain provisions of the Indenture. It does not restate the Indenture in its entirety and is qualified by reference to the Trust Indenture Act, the new notes and the Indenture.

     We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the notes. The Indenture is filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part. A copy of the Indenture is available upon request to the Company at the address indicated under "Where You Can Find Additional Information."

     If the exchange offer contemplated by this prospectus is consummated, holders of outstanding notes who do not exchange outstanding notes for new notes in the exchange offer will vote together with holders of new notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders thereunder must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any outstanding notes that remain outstanding after the exchange offer will be aggregated with the new notes, and the holders of such outstanding notes and the new notes will vote together as a single class for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the notes outstanding shall be deemed to mean, at any time after the exchange offer is consummated, such percentages in aggregate principal amount of the outstanding notes and the new notes then outstanding.

PRINCIPAL, MATURITY AND INTEREST

     The notes will mature on February 15, 2012. We can issue up to $175.0 million of additional notes (the "Additional Notes") at later dates under the same Indenture. Subject to compliance with limitations described under "-- Certain Covenants -- Limitation on Debt," we can issue Additional Notes as part of the same series or as an additional series. Any Additional Notes that we issue in the future will be identical in all respects to the outstanding notes, except that notes issued in the future will have different issuance prices and issuance dates. We have issued the outstanding notes and we will issue the new notes and any Additional Notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

     Interest on the new notes will accrue at a rate of 8 1/8% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2002. We will pay interest to those persons who were holders of record on February 1 or August 1 immediately preceding each interest payment date.

     Interest on the new notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The interest rate on the notes will increase under certain circumstances as described under the heading "Exchange Offer -- Purpose and Effect of the Exchange Offer."

RANKING

     The new notes will be:

          - unsecured senior obligations of the Company;

          - equal in ranking ("pari passu") with all existing and future senior debt of the Company; and

          - senior in right of payment to all existing and future subordinated debt of the Company.

     As of September 30, 2001, after giving effect to the offering of the outstanding notes, the total outstanding debt of the Company, would have been $175.0 million (excluding approximately $200.0 million of intercompany debt).

     The Company only has a stockholder's claim on the assets of its subsidiaries. This stockholder's claim is junior to the claims that creditors of the Company's subsidiaries have against those subsidiaries. Holders of the new notes will only be creditors of the Company, and not of its subsidiaries. As a result, all the existing and future liabilities of the Company's subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the new notes.

     As of September 30, 2001, after giving effect to the offering of the outstanding notes, the total liabilities (including trade creditors and excluding intercompany activity) of the Company's subsidiaries would have been $625.0 million. The Company's subsidiaries have other liabilities, including contingent liabilities, that may be significant. Although the Indenture contains limitations on the amount of additional Debt that the Company and the Restricted Subsidiaries may Incur, the amounts of such Debt could be substantial. In addition, such Debt may be Debt of subsidiaries, in which case such Debt would be effectively senior in right of payment to the new notes. See "-- Certain Covenants -- Limitation on Debt."

     The outstanding notes are and the new notes will be obligations exclusively of the Company. Substantially all the operations of the Company are conducted through its subsidiaries. Therefore, the Company's ability to service its debt, including the notes, is dependent upon the earnings of its subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to the Company. The ability of our HMO and insurance company subsidiaries to pay dividends or make other distributions or payments to the Company is restricted by state insurance holding company laws and regulations. See "Risk
Factors -- Our holding company structure and regulations applicable to our business limit our ability to access the cash flow of our subsidiaries and the notes effectively will be subordinated to the debt and other obligations of our subsidiaries."

     The outstanding notes are and the new notes will be unsecured obligations of the Company. Any secured Debt of the Company will be effectively senior to the notes to the extent of the value of the assets securing such Debt.

OPTIONAL REDEMPTION

     Except as set forth below, the notes will not be redeemable at the option of the Company prior to February 15, 2007. Starting on that date, the Company may redeem all or any portion of the notes, at once or over time, after giving the required notice under the Indenture. The notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest and Special Interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for notes redeemed during the 12-month period commencing on February 15 of the years set forth below, and are expressed as percentages of principal amount:

REDEMPTION YEAR                                                 PRICE
---------------                                                -------
2007........................................................   104.063%
2008........................................................   102.708%
2009........................................................   101.354%
2010 and thereafter.........................................   100.000%

     At any time prior to February 15, 2007, the Company may redeem all or any portion of the notes, at once or over time, after giving the required notice under the Indenture, at a redemption price equal to the greater of:

          (a) 100% of the principal amount of the notes to be redeemed, and

          (b) the sum of the present values of (i) the redemption price of the notes at February 15, 2007 (as set forth in the preceding paragraph) and
     (ii) the remaining scheduled payments of interest from the redemption date through February 15, 2007, but excluding accrued and unpaid interest through the redemption date, discounted to the redemption date at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest and Special Interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

     Any notice to holders of notes of such a redemption needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an Officers' Certificate delivered to the Trustee no later than two business days prior to the redemption date.

     At any time and from time to time, prior to February 15, 2005, the Company may redeem up to a maximum of 33 1/3% of the aggregate principal amount of the notes with the proceeds of one or more Public Equity Offerings, at a redemption price equal to 108.125% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 66 2/3% of the original aggregate principal amount of the notes issued on the Issue Date remains outstanding. Any such redemption shall be made within 75 days of such Public Equity Offering upon not less than 30 nor more than 60 days' prior notice.

SINKING FUND

     There will be no mandatory sinking fund payments for the notes.

REPURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of notes shall have the right to require the Company to repurchase all or any part of such holder's notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

     Within 30 days following any Change of Control, the Company shall:

          (a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

          (b) send, by first-class mail, with a copy to the Trustee, to each holder of notes, at such holder's address appearing in the securities register maintained in respect of the notes by the registrar of the notes (the "Security Register"):

             (1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled "Repurchase at the Option of Holders Upon a Change of Control" and that all notes timely tendered will be accepted for payment;

             (2) the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

             (3) the circumstances and relevant facts regarding the Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control); and

             (4) the procedures that holders of notes must follow in order to tender their notes (or portions thereof) for payment, and the procedures that holders of notes must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue of such compliance.

     The Change of Control repurchase feature is a result of negotiations between the Company and the initial purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to certain covenants described below, the Company could in the future enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of debt outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of "all or substantially all" the Company's assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, if the Company disposes of less than all its assets by any of the means described above, the ability of a holder of notes to require the Company to repurchase its notes may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.

     Debt incurred by the Company in the future may contain prohibitions of certain events which would constitute a Change of Control or require such debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of notes of their right to require the Company to repurchase such notes could cause a default under existing or future debt of the Company, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to holders of notes upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The Company's failure to purchase notes in connection with a Change of Control would result in a default under the Indenture. Such a default may, in turn, constitute a default under future debt of the Company. The Company's obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the Notes. See "-- Amendments and Waivers."

CERTAIN COVENANTS

 COVENANT SUSPENSION

     Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that:

          (a) the notes have Investment Grade Ratings from both Rating Agencies and

          (b) no Default or Event of Default has occurred and is continuing under the Indenture,

the Company and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

          - "-- Limitation on Debt,"

          - "-- Limitation on Restricted Payments,"

          - "-- Limitation on Asset Sales,"

          - "-- Limitation on Restrictions on Distributions from Restricted Subsidiaries,"

          - "-- Limitation on Transactions with Affiliates,"

          - "-- Limitation on Sale and Leaseback Transactions,"

          - clause (x) of the third paragraph (and such clause (x) as referred to in the first paragraph) of "-- Designation of Restricted and Unrestricted Subsidiaries," and

          - clause (e) of the first paragraph of "-- Merger, Consolidation and Sale of Property"

(collectively, the "Suspended Covenants"). In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, one or both of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under "-- Limitation on Restricted Payments" as though such covenant had been in effect during the entire period of time from the Issue Date.

 LIMITATION ON DEBT

     The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt (including any Acquired Debt) unless, after giving effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence and either:

          (1) such Debt is Debt of the Company and after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, the Consolidated Interest Coverage Ratio would be greater than 2.00 to 1.00; provided, that if the Debt which is the subject of a determination under this provision is Acquired Debt or Debt to be incurred in connection with the simultaneous acquisition of any Person, business or Property, then such ratio shall be determined on a pro forma basis, as if the transaction had occurred at the beginning of the four quarter period used in the determination of the Consolidated Interest Coverage Ratio, or

          (2) such Debt is Permitted Debt.

     The term "Permitted Debt" is defined to include the following:

          (a) Debt of the Company evidenced by the outstanding notes, the new notes or any notes issued in exchange for Additional Notes, provided such new notes have terms substantially identical in all material respects to such Additional Notes and are issued pursuant to arrangements similar to those described in this prospectus;

          (b) Debt of the Company under Credit Facilities, provided that the aggregate principal amount of all such Debt under Credit Facilities at any one time outstanding shall not exceed $200.0 million, which amount shall be permanently reduced by the amount of Net Available Cash used to Repay Debt under the Credit Facilities, and not subsequently reinvested in Additional Assets or used to purchase Notes or Repay other Debt, pursuant to the covenant described under "-- Limitation on Asset Sales";

          (c) Debt of the Company or a Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt, provided that:

             (1) the aggregate principal amount of such Debt does not exceed the Fair Market Value of the Property acquired, constructed or leased, and

             (2) the aggregate principal amount of all Debt Incurred and then outstanding pursuant to this clause (c) (together with all Permitted Refinancing Debt Incurred and then outstanding in respect of Debt previously Incurred pursuant to this clause (c)) does not exceed $50.0 million;

          (d) Debt of the Company owing to and held by any Wholly Owned Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by the Company or any Wholly Owned Restricted Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Wholly Owned Restricted Subsidiary ceasing to be a Wholly Owned Restricted Subsidiary or any subsequent transfer of any such Debt (except to the Company or a Wholly Owned Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

          (e) Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting interest rate risk in the ordinary course of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes, provided that the obligations under such agreements are directly related to payment obligations on Debt otherwise permitted by the terms of this covenant;

          (f) Debt in connection with one or more standby letters of credit or performance bonds issued by the Company or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

          (g) Debt of the Company or a Restricted Subsidiary outstanding on the Issue Date not otherwise described in clauses (a) through (f) above;

          (h) Debt of a Restricted Subsidiary outstanding on the date on which such Restricted Subsidiary was acquired by the Company or otherwise became a Restricted Subsidiary (other than Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Subsidiary of the Company or was otherwise acquired by the Company), provided that at the time such Restricted Subsidiary was acquired by the Company or otherwise became a Restricted Subsidiary and after giving effect to the Incurrence of such Debt, the Company would have been able to Incur $1.00 of additional Debt pursuant to clause (1) of the first paragraph of this covenant;

          (i) Debt of the Company and its Restricted Subsidiaries in an aggregate principal amount outstanding at any one time not to exceed $75.0 million; and

          (j) Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant and clauses
     (a), (c), (g) and (h) above; provided in the case of Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (h), such Permitted Refinancing Debt may only be incurred by the Company.

Notwithstanding anything to the contrary contained in this covenant,

          (a) the Company shall not Incur any Debt pursuant to clause (2) of the first paragraph of this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated

     Obligations unless such Debt shall be subordinated to the notes to at least the same extent as such Subordinated Obligations,

          (b) the Company shall not permit any Restricted Subsidiary to Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Debt of the Company, and

          (c) accrual of interest, accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Debt, will be deemed not to be an incurrence of Debt for purpose of this covenant.

     For purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (j) above or is entitled to be incurred pursuant to clause (1) the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Debt in any manner that complies with this covenant and such item of Debt will be treated as having been incurred pursuant to only one of such clauses or pursuant to clause (1) of the first paragraph hereof.

 LIMITATION ON RESTRICTED PAYMENTS

     The Company shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment,

          (a) a Default or Event of Default shall have occurred and be continuing,

          (b) the Company could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under "-- Limitation on Debt" or

          (c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon the Fair Market Value at the time of such Restricted Payment) would exceed an amount equal to the sum of:

             (1) 50% of the aggregate amount of Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit), plus

             (2) 100% of the Capital Stock Sale Proceeds, plus

             (3) the sum of:

                (A) the aggregate net cash proceeds received by the Company or any Restricted Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company, and

                (B) the aggregate amount by which Debt (other than Subordinated Obligations) of the Company or any Restricted Subsidiary is reduced on the Company's consolidated balance sheet on or after the Issue Date upon the conversion or exchange of any Debt issued or sold on or prior to the Issue Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company, excluding, in the case of clause (A) or (B):

                    (x) any such Debt issued or sold to the Company or a
               Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees, and

                    (y) the aggregate amount of any cash or other Property
               distributed by the Company or any Restricted Subsidiary upon any such conversion or exchange, plus

             (4) an amount equal to the sum of:

                (A) the net reduction in Investments in any Person other than the Company or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property, in each case to the Company or any Restricted Subsidiary from such Person, and

                (B) the portion (proportionate to the Company's equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person.

     Notwithstanding the foregoing limitation, the Company may:

          (a) pay dividends on its Capital Stock within 60 days of the declaration thereof if, on said declaration date, such dividends could have been paid in compliance with the Indenture; provided, however, that at the time of such payment of such dividend, no other Default or Event of Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

          (b) purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees);

          provided, however, that

             (1) such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments and

             (2) the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above;

          (c) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

          (d) purchase shares of common stock of the Company from Principal pursuant to and in accordance with the terms of the Principal Purchase Agreement;

          (e) repurchase shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from current or former officers, directors or employees of the Company or any of its Subsidiaries (or permitted transferees of such current or former officers, directors or employees), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such common stock; provided, however, that:

             (1) the aggregate amount of such repurchases shall not exceed $1.0 million in any calendar year and

             (2) at the time of such repurchase, no other Default or Event of Default shall have occurred and be continuing (or result therefrom);

provided further, however, that such repurchases shall be included in the calculation of the amount of Restricted Payments; and

          (f) acquire its Capital Stock in connection with the exercise of warrants outstanding on the Issue Date, stock options or stock appreciation rights by way of cashless exercise; and

          (g) so long as no Default or Event of Default shall have occurred and be continuing, or would occur as a consequence thereof, make Restricted Payments in an aggregate amount not to exceed $50.0 million.

     The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the securities or Property proposed to be paid, transferred or issued by the Parent or such Restricted Payment, as the case may be, pursuant to the Restricted Payment.

LIMITATION ON LIENS

     The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the Notes will be secured by such Lien equally and ratably with (or prior to) all other Debt of the Company or any Restricted Subsidiary secured by such Lien for so long as such other Debt is secured by such Lien.

LIMITATION ON ASSET SALES

     The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

          (a) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

          (b) at least 80% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash, Cash Equivalents or the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes), as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to such liabilities; and

          (c) the Company delivers an Officers' Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and
     (b).

     The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Debt):

          (a) to Repay Senior Debt of the Company or Debt of any Restricted Subsidiary (excluding, in any such case, any Debt owed to the Company or an Affiliate of the Company); or

          (b) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary).

     Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Available Cash shall constitute "Excess Proceeds."

     When the aggregate amount of Excess Proceeds exceeds $10.0 million (taking into account income earned on such Excess Proceeds, if any), the Company will be required to make an offer to purchase (the "Prepayment Offer") the notes which offer shall be in the amount of the Allocable Excess Proceeds (rounded to the nearest $1,000), on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of Notes have been given the opportunity to tender their notes for purchase in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for any purpose permitted by the Indenture and the amount of Excess Proceeds will be reset to zero.

     The term "Allocable Excess Proceeds" will mean the product of:

          (a) the Excess Proceeds and

          (b) a fraction,

             (1) the numerator of which is the aggregate principal amount of the notes outstanding on the date of the Prepayment Offer, and

             (2) the denominator of which is the sum of the aggregate principal amount of the notes outstanding on the date of the Prepayment Offer and the aggregate principal amount of other Debt of the Company outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to the covenant described hereunder and requiring the Company to make an offer to purchase such Debt at substantially the same time as the Prepayment Offer.

     Within five business days after the Company is obligated to make a Prepayment Offer as described in the preceding paragraph, the Company shall send a written notice, by first-class mail, to the holders of notes, accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such holders to make an informed decision with respect to such Prepayment Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed.

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

  LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES

     The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

          (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to the Company or any other Restricted Subsidiary,

          (b) make any loans or advances to the Company or any other Restricted Subsidiary or

          (c) transfer any of its Property to the Company or any other Restricted Subsidiary.

     The foregoing limitations will not apply:

          (1) with respect to clauses (a), (b) and (c), to restrictions:

             (A) in effect on the Issue Date,

             (B) relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company, or

             (C) resulting from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A) or (B) above or in clause (2)(A) or (B) below, provided such restriction is no less favorable to the holders of notes than those under the agreement evidencing the Debt so Refinanced, or

             (D) existing by reason of applicable law, regulation, order, approval, license, permit or similar restriction, in each case issued or imposed by a governmental authority, and

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          (2) with respect to clause (c) only, to restrictions:

             (A) relating to Debt that is permitted to be Incurred and secured without also securing the Notes pursuant to the covenants described under "-- Limitation on Debt" and "-- Limitation on Liens" that limit the right of the debtor to dispose of the Property securing such Debt,

             (B) encumbering Property at the time such Property was acquired by the Company or any Restricted Subsidiary, so long as such restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of such acquisition,

             (C) resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder, or

             (D) customary restrictions contained in asset sale agreements limiting the transfer of such Property pending the closing of such sale.

  LIMITATION ON TRANSACTIONS WITH AFFILIATES

     The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction"), unless:

          (a) the terms of such Affiliate Transaction are:

             (1) set forth in writing, and

             (2) no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of the Company,

          (b) if such Affiliate Transaction involves aggregate payments or value in excess of $15.0 million, the Board of Directors (including a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (a)(2) of this paragraph as evidenced by a Board Resolution promptly delivered to the Trustee, and

          (c) if such Affiliate Transaction (other than the repurchase by the Company of shares of its common stock and the warrant owned by Principal and its Affiliates as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Share and Warrant Repurchases") involves aggregate payments or value in excess of $30.0 million, the Company obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company and the Restricted Subsidiaries.

     Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may enter into or suffer to exist the following:

          (a) any transaction or series of transactions between the Company and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries, provided that no more than 5% of the total voting power of the Voting Stock (on a fully diluted basis) of any such Restricted Subsidiary is owned by an Affiliate of the Company (other than a Restricted Subsidiary);

          (b) any Restricted Payment permitted to be made pursuant to the covenant described under "-- Limitation on Restricted Payments" or any Permitted Investment;

          (c) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers and directors of the Company or any of the Restricted Subsidiaries, so long as the Board of Directors in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation to be fair consideration therefor; and

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

          (d) loans and advances to employees made in the ordinary course of business and consistent with the past practices of the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $1.0 million in the aggregate at any one time outstanding.

 LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Property unless:

          (a) the Company or such Restricted Subsidiary would be entitled to:

             (1) Incur Debt in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the covenant described under "-- Limitation on Debt," and

             (2) create a Lien on such Property securing such Attributable Debt without also securing the notes pursuant to the covenant described under "-- Limitation on Liens," and

          (b) such Sale and Leaseback Transaction is effected in compliance with the covenant described under "-- Limitation on Asset Sales."

 DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

     The Board of Directors may designate any Subsidiary of the Company to be an Unrestricted Subsidiary if:

          (a) the Subsidiary to be so designated does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary, and

          (b) either:

             (1) the Subsidiary to be so designated has total assets of $1,000 or less, or

             (2) such designation is effective immediately upon such entity becoming a Subsidiary of the Company.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the second immediately following paragraph will not be satisfied after giving pro forma effect to such classification or if such Person is a Subsidiary of an Unrestricted Subsidiary.

     Except as provided in the first sentence of the preceding paragraph of this covenant, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. In addition, neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary).

     The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation,

          (x) the Company could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under "-- Limitation on Debt," and

          (y) no Default or Event of Default shall have occurred and be continuing or would result therefrom.

     Any designation or redesignation by the Board of Directors pursuant to the foregoing provisions will be evidenced to the Trustee by filing with the Trustee a Board Resolution giving effect to such designation or redesignation and an Officers' Certificate that:

          (a) certifies that such designation or redesignation complies with the foregoing provisions, and

          (b) gives the effective date of such designation or redesignation,
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such filing with the Trustee to occur within 45 days after the end of the fiscal quarter of the Company in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company's fiscal year, within 90 days after the end of such fiscal year).

MERGER, CONSOLIDATION AND SALE OF PROPERTY

     The Company shall not merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

          (a) the Company shall be the surviving Person (the "Surviving Person") or the Surviving Person (if other than the Company) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

          (b) the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest and Special Interest, if any, on, all the notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company;

          (c) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of the Company, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

          (d) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

          (e) immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under "-- Certain Covenants -- Limitation on Debt";

          (f) the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied; and

          (g) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such transaction and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred.

     The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture, but the predecessor Company in the case of:

          (a) a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all the assets of the Company as an entirety or virtually as an entirety), or

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

          (b) a lease,

shall not be released from any of the obligations or covenants under the Indenture, including with respect to the payment of the notes.

PAYMENTS FOR CONSENT

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC REPORTS

     Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any notes are outstanding the Company shall file with the SEC and provide the Trustee and holders of notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company shall not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings.

EVENTS OF DEFAULT

     Events of Default in respect of the notes include:

          (1) failure to make the payment of any interest or Special Interest on the notes when the same becomes due and payable, and such failure continues for a period of 30 days;

          (2) failure to make the payment of any principal of, or premium, if any, on, any of the notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

          (3) failure to comply with the covenant described under "-- Merger, Consolidation and Sale of Property";

          (4) failure to comply with any other covenant or agreement in the notes or in the Indenture (other than a failure that is the subject of the foregoing clause (1), (2) or (3)) and such failure continues for 30 days after written notice is given to the Company as provided below;

          (5) a default under any Debt by the Company or any Restricted Subsidiary that results in acceleration of the maturity of such Debt, or failure to pay any such Debt at maturity, in an aggregate amount greater than $20.0 million or its foreign currency equivalent at the time (the "cross acceleration provisions");

          (6) any judgment or judgments for the payment of money in an aggregate amount in excess of $20.0 million (or its foreign currency equivalent at the time) that shall be rendered against the Company or any Restricted Subsidiary and that shall not be waived, satisfied or discharged for any period of 30 consecutive days during which a stay of enforcement shall not be in effect (the "judgment default provisions"); and

          (7) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the "bankruptcy provisions").

     A Default under clause (4) is not an Event of Default until the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default."

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

     The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any event that with the giving of notice and the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

     If an Event of Default with respect to the notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare to be immediately due and payable, by written notice to the Company (and to the Trustee if given by the holders of the notes), the principal amount of all the notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary shall occur, such amount with respect to all the notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the notes. After any acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount of the notes then outstanding may rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium, if any, or interest or Special Interest, if any, have been cured or waived as provided in the Indenture.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the notes.

     No holder of notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

          (a) such holder has previously given to the Trustee written notice of a continuing Event of Default,

          (b) the registered holders of at least 25% in aggregate principal amount of the notes then outstanding have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee, and

          (c) the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

     However, such limitations do not apply to a suit instituted by a holder of any note for enforcement of payment of the principal of, and premium, if any, or interest or Special Interest on, such note on or after the respective due dates expressed in such note.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Company and the Trustee with the consent of the registered holders of a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the notes) may amend the Indenture and the notes and waive any past default or compliance with any provisions (except a default in the payment of principal, premium, interest or Special Interest, if any, and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding note). However, without the consent of each holder of an outstanding note, no amendment may:

          (1) reduce the amount of notes whose holders must consent to an amendment or waiver,

          (2) reduce the rate of or extend the time for payment of interest or Special Interest on any note,
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

          (3) reduce the principal of or extend the Stated Maturity of any note,

          (4) make any note payable in money other than that stated in the note,

          (5) impair the right of any holder of the notes to receive payment of principal of and interest or Special Interest on such holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's notes,

          (6) subordinate the notes to any other obligation of the Company,

          (7) release any security interest that may have been granted in favor of the holders of the notes other than pursuant to the terms of such security interest,

          (8) reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed, as described under "-- Optional Redemption,"

          (9) reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the notes must be repurchased pursuant to such Change of Control Offer, or

          (10) at any time after the Company is obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, change the time at which such Prepayment Offer must be made or at which the notes must be repurchased pursuant thereto.

     Without the consent of any holder of the notes, the Company and the Trustee may amend the Indenture to:

          (1) cure any ambiguity, omission, defect or inconsistency in any manner that is not adverse in any material respect to any holder of the notes,

          (2) provide for the assumption by a successor corporation of the obligations of the Company under the Indenture,

          (3) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code),

          (4) add Guarantees with respect to the notes or to release Guarantors of the notes from Guaranties with respect to the notes as permitted by the terms of the Indenture,

          (5) secure the notes, to add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company,

          (6) make any change that does not adversely affect the rights of any holder of the notes,

          (7) make any change to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

          (8) provide for the issuance of Additional Notes in accordance with the Indenture.

     The consent of the holders of the notes is not necessary to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver. After an amendment or waiver becomes effective, the Company is required to mail to each registered holder of the notes at such holder's address appearing in the Security Register a notice briefly describing such amendment or waiver. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment or waiver.

DEFEASANCE

     The Company at any time may terminate all its obligations under the notes and the Indenture ("legal defeasance"), except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to

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

maintain a registrar and paying agent in respect of the notes. The Company at any time also may terminate:

          (1) its obligations under the covenants described under "-- Repurchase at the Option of Holders Upon a Change of Control" and "-- Certain Covenants,"

          (2) the operation of the cross acceleration provisions, the judgment default provisions and the bankruptcy provisions with respect to Significant Subsidiaries, described under "-- Events of Default" above, and

          (3) the limitations contained in clause (e) under the first paragraph of "-- Merger, Consolidation and Sale of Property" above ("covenant defeasance").

     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

     If the Company exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants described under "-- Certain Covenants"), (5), (6) or
(7) (with respect only to Significant Subsidiaries) under "-- Events of Default" above or because of the failure of the Company to comply with clause (e) under the first paragraph of "-- Merger, Consolidation and Sale of Property" above.

     The legal defeasance option or the covenant defeasance option may be exercised only if:

          (a) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of and interest and Special Interest, if any, on the notes to maturity or redemption, as the case may be;

          (b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal and interest and Special Interest, if any, when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest and Special Interest, if any, when due on all the notes to maturity or redemption, as the case may be;

          (c) 123 days pass after the deposit is made and during the 123-day period no Default described in clause (7) under "-- Events of Default" occurs with respect to the Company or any other Person making such deposit which is continuing at the end of the period;

          (d) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

          (e) such deposit does not constitute a default under any other agreement or instrument binding on the Company;

          (f) the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

          (g) in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that:

             (1) the Company has received from the Internal Revenue Service a ruling, or

             (2) since the date of the Indenture there has been a change in the applicable federal income tax law, to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance has not occurred;

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          (h) in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

          (i) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the notes have been complied with as required by the Indenture.

GOVERNING LAW

     The Indenture and the notes are governed by the internal laws of the State of New York without reference to principles of conflicts of law.

THE TRUSTEE

     First Union National Bank is the Trustee under the Indenture.

     Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

     "Acquired Debt" means Debt of a Person outstanding on the date on which such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

     "Additional Assets" means:

          (a) any Property (other than cash, Cash Equivalents and securities) to be owned by the Company or any Restricted Subsidiary and used in a Related Business; or

          (b) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company; provided, however, that, in the case of clause
     (b), such Restricted Subsidiary is primarily engaged in a Related Business.

     "Affiliate" of any specified Person means:

          (a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

          (b) any other Person who is a director or officer of:

             (1) such specified Person,

             (2) any Subsidiary of such specified Person, or

             (3) any Person described in clause (a) above.

     For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "-- Certain Covenants -- Limitation on Transactions with Affiliates" and "-- Limitation on Asset Sales" and the definition of "Additional Assets" only, "Affiliate" shall also mean any beneficial owner of shares

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representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

     "Asset Sale" means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of

          (a) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), or

          (b) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

     other than, in the case of clause (a) or (b) above,

          (1) any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary,

          (2) any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments,"

          (3) any disposition effected in compliance with the first paragraph of the covenant described under "-- Merger, Consolidation and Sale of Property,"

          (4) any disposition or series of related dispositions of Property with an aggregate Fair Market Value, and for net proceeds, of less than $1.0 million, and

          (5) any disposition of cash, Cash Equivalents or Investment Grade Securities.

     "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at any date of determination,

          (a) if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of "Capital Lease Obligations," and

          (b) in all other instances the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

          (a) the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

          (b) the sum of all such payments.

     "Board of Directors" means Board of Directors of the Company.

     "Capital Lease Obligations" means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of "-- Certain Covenants -- Limitation on Liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

     "Capital Stock" means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights,
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warrants, options or other interests in the nature of an equity interest in such
Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

     "Capital Stock Sale Proceeds" means the aggregate cash proceeds received by the Company from the issuance or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) by the Company of its Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Cash Equivalents" means:

          (a) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

          (b) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition thereof, having one of the two highest credit ratings obtainable from both S&P's and Moody's;

          (c) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptance having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank organized in the United States of America, the long-term debt of which is rated at the time of acquisition thereof in one of the two highest categories obtainable from both S&P's and Moody's, and having combined capital and surplus in excess of $500.0 million;

          (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (a), (b) and (c) entered into with any bank meeting the qualifications specified in clause
     (c) above;

          (e) commercial paper rated at the time of acquisition thereof in one of the two highest categories obtainable from both S&P's and Moody's or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

          (f) interests in any investment company or money market fund which invests at least 95% of its assets in instruments of the type specified in clauses (a) through (e) above.

     "Change of Control" means the occurrence of any of the following events:

          (a) if any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of the Voting Stock of the Company (for purposes of this clause (a), such person or group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the "parent corporation") so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of such parent corporation); or

          (b) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of the Company and the Restricted Subsidiaries, considered as a whole (other than a disposition of such Property as an entirety or virtually as an entirety to a Wholly

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     Owned Restricted Subsidiary) shall have occurred, or the Company merges, consolidates or amalgamates with into any other Person or any other Person merges, consolidates or amalgamates with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

             (1) the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the surviving corporation, and

             (2) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the Company or the surviving corporation immediately after such transaction and in substantially the same proportion as before the transaction; or

          (c) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of not less than three-fourths of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

          (d) the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Referenced Treasury Dealer as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date:

          (a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the most recently published statistical release designated "H.15(519)" (or any successor release) published by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" or

          (b) if such release (or any successor release) is not published or does not contain such prices on such business day, the Reference Treasury Dealer Quotation for such redemption date.

     "Consolidated Interest Coverage Ratio" means, as of any date of determination, the ratio of:

          (a) the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters ending at least 45 days prior to such determination date to

          (b) Consolidated Interest Expense for such four fiscal quarters;

     provided, however, that:

          (1) if

             (A) since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Debt that remains outstanding or Repaid any Debt, or

             (B) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is an Incurrence or Repayment of Debt,

     Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Incurrence or Repayment as if such Debt was Incurred or Repaid on the first day of such period, provided that, in the event of any such Repayment of Debt, EBITDA for such period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

          (2) if

             (A) since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

             (B) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is such an Asset Sale, Investment or acquisition, or

             (C) since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made such an Asset Sale, Investment or acquisition,

     EBITDA for such period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition occurred on the first day of such period.

     If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the base interest rate in effect for such floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Company shall be deemed, for purposes of clause (1) above, to have Repaid during such period the Debt of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Debt after such sale.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries,

          (a) interest expense attributable to leases constituting part of a Sale and Leaseback Transaction and to Capital Lease Obligations,

          (b) amortization of debt discount and debt issuance cost, including commitment fees,

          (c) capitalized interest,

          (d) non-cash interest expense,

          (e) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing,

          (f) net costs associated with Hedging Obligations (including amortization of fees),

          (g) Disqualified Stock Dividends,

          (h) Preferred Stock Dividends,

          (i) interest Incurred in connection with Investments in discontinued operations,

          (j) interest accruing on any Debt of any other Person to the extent such Debt is Guaranteed by the Company or any Restricted Subsidiary, and

          (k) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Debt Incurred by such plan or trust.

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

     "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

          (a) any net income (loss) of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

             (1) subject to the exclusion contained in clause (d) below, the Company's and its consolidated Subsidiaries' equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (c) below), and

             (2) the Company's and its consolidated Subsidiaries' equity in a net loss of any such Person other than an Unrestricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

          (b) for purposes of the covenant described under "-- Certain
     Covenants -- Limitation on Restricted Payments" only, any net income (loss) of any Person acquired by the Company or any of its consolidated Subsidiaries in a pooling of interests transaction for any period prior to the date of such acquisition,

          (c) any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that:

             (1) subject to the exclusion contained in clause (d) below, the Company's and its consolidated Subsidiaries' equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the greater of (I) the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause (c)) and (II) the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause (c)), and

             (2) the Company's and its consolidated Subsidiaries' equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

          (d) any gain (but not loss) realized upon the sale or other disposition of any Property of the Company or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business,

          (e) any extraordinary, non-recurring or unusual gain or loss,

          (f) the cumulative effect of a change in accounting principles and

          (g) any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary, provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock).

     Notwithstanding the foregoing, for purposes of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) of the first paragraph thereof.

     "Credit Facilities" means, with respect to the Company, one or more debt or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, in each case together with any extensions, revisions, refinancings or replacements thereof by a lender or syndicate of lenders.

     "Currency Exchange Protection Agreement" means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

     "Debt" means, with respect to any Person on any date of determination (without duplication):

          (a) the principal of and premium (if any) in respect of:

             (1) debt of such Person for money borrowed, and

             (2) debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

          (b) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person;

          (c) all obligations of such Person issued or assumed as the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

          (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

          (e) the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

          (f) all obligations of the type referred to in clauses (a) through (e) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

          (g) all obligations of the type referred to in clauses (a) through (f) of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such Property or the amount of the obligation so secured; and

          (h) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

     The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to:

          (1) zero if such Hedging Obligation has been Incurred pursuant to clause (e) of the second paragraph of the covenant described under "-- Certain Covenants -- Limitation on Debt," or

          (2) the notional amount of such Hedging Obligation if not Incurred pursuant to such clause.

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

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

          (a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

          (b) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or

          (c) is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock,

on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the notes.

     "Disqualified Stock Dividends" means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the Company.

     "EBITDA" means, for any period, an amount equal to, for the Company and its consolidated Restricted Subsidiaries:

          (a) the sum of Consolidated Net Income for such period, plus the following to the extent reducing Consolidated Net Income for such period:

             (1) the provision for taxes based on income or profits or utilized in computing net loss,

             (2) Consolidated Interest Expense,

             (3) depreciation,

             (4) amortization of intangibles, and

             (5) any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period), minus

          (b) all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

     Notwithstanding the foregoing clause (a), the provision for taxes and the depreciation, amortization and non-cash items of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

     "Event of Default" has the meaning set forth under "-- Events of Default."

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Fair Market Value" means, with respect to any Property, the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined in good faith, (a) if such Property has a fair market value equal to or less than $1.0 million, by any Officer of the Company, or (b) if such Property has a fair market value in excess of $1.0 million, by the Board of Directors.

     "GAAP" means United States generally accepted accounting principles as in effect on the Issue Date, including those set forth:

          (a) in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

          (b) in the statements and pronouncements of the Financial Accounting Standards Board,

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

          (c) in such other statements by such other entity as approved by a significant segment of the accounting profession, and

          (d) in the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

          (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

          (b) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include:

          (1) endorsements for collection or deposit in the ordinary course of business, or

          (2) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (c) of the definition of "Permitted Investment."

     The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

     "Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement or any other similar agreement or arrangement.

     "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary.

     "Independent Financial Advisor" means an investment banking firm of national standing or any third party appraiser of national standing, provided that such firm or appraiser is not an Affiliate of the Company.

     "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates.

     "Investment" by any Person means any direct or indirect loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenants described under "-- Certain Covenants -- Limitation on Restricted Payments"

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

and "-- Designation of Restricted and Unrestricted Subsidiaries" and the definition of "Restricted Payment," "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary of an amount (if positive) equal to:

          (a) the Company's "Investment" in such Subsidiary at the time of such redesignation, less

          (b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation.

     In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

     "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P.

     "Investment Grade Securities" means:

          (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents),

          (ii) debt securities or debt instruments with a rating of BBB- (or the equivalent) or higher by S&P, Baa3 (or the equivalent) or higher by Moody's or Class (2) (or the equivalent) or higher by NAIC or the equivalent of such rating by such rating organization, or, if no rating of S&P, Moody's or NAIC then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instrument constituting loans or advances among the Company and its Subsidiaries, and

          (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash or Cash Equivalents pending investment and/or distribution.

     "Issue Date" means the date on which the notes are initially issued.

     "Lien" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

     "Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

     "NAIC" means National Association of Insurance Commissioners.

     "Net Available Cash" from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

          (a) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale,

          (b) all payments made on any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale,

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          (c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, and

          (d) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed of in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale.

     "Officer" means the Chief Executive Officer, the President, the Chief Financial Officer or any Executive Vice President of the Company.

     "Officers' Certificate" means a certificate, in form and substance reasonably satisfactory to the Trustee, signed by two Officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

     "Opinion of Counsel" means a written opinion, in form and substance reasonably satisfactory to the Trustee, from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

     "Permitted Investment" means any Investment by the Company or a Restricted Subsidiary in:

          (a) the Company or any Restricted Subsidiary;

          (b) any Person that will, upon the making of such Investment, become a Restricted Subsidiary, provided that the primary business of such Restricted Subsidiary is a Related Business;

          (c) any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Restricted Subsidiary, provided that such Person's primary business is a Related Business;

          (d) cash, Cash Equivalents or Investment Grade Securities;

          (e) receivables owing to the Company or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

          (f) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

          (g) loans and advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $1.0 million at any one time outstanding;

          (h) stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary or in satisfaction of judgments;

          (i) any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under "-- Certain Covenants -- Limitation on Asset Sales"; and

          (j) other Investments made for Fair Market Value that do not exceed $50.0 million outstanding at any one time in the aggregate.

     "Permitted Liens" means:

          (a) Liens to secure Debt permitted to be Incurred under clause (b) of the second paragraph of the covenant described under "-- Certain
     Covenants -- Limitation on Debt";

          (b) Liens to secure Debt permitted to be Incurred under clause (c) of the second paragraph of the covenant described under "-- Certain
     Covenants -- Limitation on Debt," provided that any such Lien may not extend to any Property of the Company or any Restricted Subsidiary, other than the Property acquired, constructed or leased with the proceeds of such Debt and any improvements or accessions to such Property;

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          (c) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

          (d) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens, on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

          (e) Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

          (f) Liens on Property at the time the Company or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any Restricted Subsidiary; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by the Company or any Restricted Subsidiary;

          (g) Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any other Restricted Subsidiary that is not a direct Subsidiary of such Person; provided further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Restricted Subsidiary;

          (h) pledges or deposits by the Company or any Restricted Subsidiary under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

          (i) utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

          (j) Liens existing on the Issue Date not otherwise described in clauses (a) through (i) above;

          (k) Liens not otherwise described in clauses (a) through (j) above on the Property of any Restricted Subsidiary to secure any Debt permitted to be Incurred by such Restricted Subsidiary pursuant to the covenant described under "-- Certain Covenants -- Limitation on Debt";

          (l) Liens on the Property of the Company or any Restricted Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (b), (f), (g), (j) or (k) above; provided, however, that any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property)

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     and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

             (1) the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (b), (f),
        (g), (j) or (k) above, as the case may be, at the time the original Lien became a Permitted Lien under the Indenture, and

             (2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or such Restricted Subsidiary in connection with such Refinancing; and

          (m) Liens not otherwise permitted by clauses (a) through (l) above encumbering assets having an aggregate Fair Market Value not in excess of $50.0 million in the aggregate.

     "Permitted Refinancing Debt" means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

          (a) such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

             (1) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced, and

             (2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing,

          (b) the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced,

          (c) the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced, and

          (d) the new Debt shall not be senior in right of payment to the Debt that is being Refinanced;

     provided, however, that Permitted Refinancing Debt shall not include:

             (x) Debt of a Subsidiary that Refinances Debt of the Company, or

             (y) Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

     "Person" means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

     "Preferred Stock Dividends" means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person.

     "Public Equity Offering" means an underwritten public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act.

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     "Purchase Money Debt" means Debt:

          (a) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed, and

          (b) Incurred to finance the acquisition, construction or lease by the Company or a Restricted Subsidiary of such Property, including additions and improvements thereto;

provided, however, that such Debt is Incurred within 180 days after the acquisition, construction or lease of such Property by the Company or such Restricted Subsidiary; and, provided further, however, that in no event shall such Debt be incurred in connection with the acquisition of Capital Stock.

     "Rating Agencies" mean Moody's and S&P.

     "Reference Treasury Dealer" means Salomon Smith Barney and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Refinance" means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, repurchase, redeem, defease or retire, or to issue other Debt, in exchange or replacement for, such Debt. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Related Business" means any business that is related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

     "Repay" means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. "Repayment" and "Repaid" shall have correlative meanings. For purposes of the covenant described under "-- Certain Covenants -- Limitation on Asset Sales" and the definition of "Consolidated Interest Coverage Ratio," Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

     "Restricted Payment" means:

          (a) any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into the Company or any Restricted Subsidiary), except for any dividend or distribution that is made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company;

          (b) the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary) or any securities exchangeable for or convertible into any such Capital Stock, including the exercise of any option to exchange any Capital Stock (other than for or into Capital Stock of the Company that is not Disqualified Stock);

          (c) the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or

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     amortization or other installment obligation, in each case due within one year of the date of acquisition);

          (d) any Investment (other than Permitted Investments) in any Person;
     or

          (e) the issuance, sale or other disposition of Capital Stock of any Restricted Subsidiary to a Person other than the Company or another Restricted Subsidiary if the result thereof is that such Restricted Subsidiary shall cease to be a Restricted Subsidiary, in which event the amount of such "Restricted Payment" shall be the Fair Market Value of the remaining interest, if any, in such former Restricted Subsidiary held by the Company and the other Restricted Subsidiaries.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

     "Sale and Leaseback Transaction" means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such Property to another Person and the Company or a Restricted Subsidiary leases it from such Person.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Senior Debt" means:

          (a) all obligations consisting of the principal, premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent post-filing interest is allowed in such proceeding) in respect of:

             (1) Debt of the Company for borrowed money, and

             (2) Debt of the Company evidenced by notes, debentures, bonds or other similar instruments permitted under the Indenture for the payment of which the Company is responsible or liable;

          (b) all Capital Lease Obligations of the Company and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by the Company;

          (c) all obligations of the Company

             (1) for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction,

             (2) under Hedging Obligations, or

             (3) issued or assumed as the deferred purchase price of Property and all conditional sale obligations of the Company and all obligations under any title retention agreement permitted under the Indenture; and

          (d) all obligations of other Persons of the type referred to in clauses (a), (b) and (c) for the payment of which the Company is responsible or liable as Guarantor;

     provided, however, that Senior Debt shall not include:

          (A) Debt of the Company that is by its terms subordinate in right of payment to the notes, including any Subordinated Obligations;

          (B) any Debt Incurred in violation of the provisions of the Indenture;

          (C) accounts payable or any other obligations of the Company to trade creditors created or assumed by the Company in the ordinary course of business in connection with the obtaining of materials or services (including Guarantees thereof or instruments evidencing such liabilities);

          (D) any liability for federal, state, local or other taxes owed or owing by the Company;

          (E) any obligation of the Company to any Subsidiary; or

          (F) any obligations with respect to any Capital Stock of the Company.

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     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Special Interest" means the interest payable in the event of a registration default as described under the heading "Exchange Offer -- Purpose and Effect of the Exchange Offer."

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     "Subordinated Obligation" means any Debt of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.

     "Subsidiary" means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

          (a) such Person,

          (b) such Person and one or more Subsidiaries of such Person, or

          (c) one or more Subsidiaries of such Person.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the yield to maturity of the Comparable Treasury Issue, compounded semi-annually, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Unrestricted Subsidiary" means:

          (a) any Subsidiary of the Company that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under "-- Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries" and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

          (b) any Subsidiary of an Unrestricted Subsidiary.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

     "Voting Stock" of any Person means all classes of Capital Stock (including partnership interests) or other interests of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     "Wholly Owned Restricted Subsidiary" means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors' qualifying shares) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Restricted Subsidiaries.

BOOK-ENTRY SYSTEM

     The new notes will be initially issued in the form of one or more global securities registered in the name of DTC or its nominee.

     Upon the issuance of a global security, DTC or its nominee will credit the accounts of Persons holding through it with the respective principal amounts of the new notes represented by such global security purchased by such Persons in this exchange offer. Ownership of beneficial interests in a global security will be limited to Persons that have accounts with DTC ("participants") or Persons that may hold interests through participants. Any Person acquiring an interest in a global security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Clearstream

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Banking or Euroclear. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such global security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     Payment of principal of and interest on notes represented by a global security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the Indenture. The Company has been advised by DTC that upon receipt of any payment of principal of or interest on any global security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     A global security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or any successor thereof or to DTC or any successor thereof. A global security will be exchanged for certificated notes if:

          (a) DTC notifies the Company that it is unwilling or unable to continue as a depositary for such global security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act,

          (b) the Company in its sole discretion at any time determines not to have all the notes represented by such global security, or

          (c) there shall have occurred and be continuing a Default or an Event of Default with respect to the notes represented by such global security.

Any global security that is exchangeable for certificated notes pursuant to the preceding sentence will be exchanged for certificated notes in authorized denominations and registered in such names as DTC or any successor depositary holding such global security may direct. Subject to the foregoing, a global security is not exchangeable, except for a global security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a global security becomes exchangeable for certificated notes,

          (a) certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof,

          (b) payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registerable, at the office or agency of the Company maintained for such purposes, and

          (c) no service charge will be made for any registration of transfer or exchange of the certificated notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

     So long as DTC or any successor depositary for a global security, or any nominee, is the registered owner of such global security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global security for all purposes under the Indenture and the notes. Except as set forth above, owners of beneficial interests in a global security will not be entitled to have the notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such global security. Accordingly, each Person owning a beneficial interest in a global security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which

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such Person owns its interest, to exercise any rights of a holder under the
Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised the Company that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or the initial purchasers have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

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            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

OVERVIEW

     The following is a summary of the material U.S. federal income tax considerations relating to the exchange of the outstanding notes by an initial beneficial owner of the outstanding notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Prospective investors should note that any such change or interpretation with retroactive effect could result in federal income tax consequences different from those discussed below. This summary does not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances or to certain categories of investors (such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currency, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, persons who hold the outstanding notes through partnerships or other pass-through entities, U.S. expatriates, persons who hold the outstanding notes as part of a hedge, conversion, straddle or other risk reduction transaction or U.S. Holders (as defined below) that have a "functional currency" other than the U.S. dollar) that may be subject to special rules. This discussion also does not deal with purchasers of subsequent offerings under the same Indenture or subsequent holders of the outstanding notes. This summary assumes the holders hold the outstanding notes as "capital assets" within the meaning of Section 1221 of the Code. This discussion does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the applicability of U.S. federal gift or estate taxation.

     This summary discusses the federal income tax considerations applicable to the initial owners of the outstanding notes who are beneficial owners of the outstanding notes and who purchased the outstanding notes for cash at their "issue price" as defined in Section 1273 of the Code and the regulations thereunder and does not discuss the tax considerations applicable to subsequent purchasers of the outstanding notes. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with those statements and conclusions. In addition, those statements and conclusions do not preclude the IRS from successfully asserting, or a court from adopting, a contrary position.

     BENEFICIAL OWNERS OF OUTSTANDING NOTES CONSIDERING THE EXCHANGE OF OUTSTANDING NOTES FOR NEW NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

     As used herein, the term "U.S. Holder" means a beneficial owner of an outstanding note that is:

     - an individual citizen or resident of the U.S.;

     - a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof;

     - an estate, the income of which is subject to U.S. federal income taxation regardless of the source of the income; or

     - a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust in existence on August 20, 1996 that has elected to continue to be treated as a U.S. person.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of outstanding notes, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Both a partnership

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holding outstanding notes and the partners in that partnership should consult their tax advisors about the U.S. federal income tax consequences of participating in this exchange offer.

     As used herein, the term "Non-U.S. Holder" means a beneficial owner of an outstanding note that is not a U.S. Holder.

     The exchange of the outstanding notes for new notes pursuant to the exchange offer should not constitute a material modification of the terms of the outstanding notes and therefore should not constitute a taxable event for U.S. federal income tax purposes. In that event, the exchange would have no U.S. federal income tax consequences to a U.S. Holder or Non-U.S. Holder, so that the U.S. Holder's or Non-U.S. Holder's holding period and adjusted tax basis for an outstanding note would not be affected and thus the U.S. Holder or Non-U.S. Holder will have the same adjusted tax basis and holding period in the new note as it had in the outstanding note immediately before the exchange, and the U.S. Holder or Non-U.S. Holder would continue to take into account income in respect of a new note in the same manner as before the exchange.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH BENEFICIAL OWNER OF OUTSTANDING NOTES SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER, AND THE FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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                              PLAN OF DISTRIBUTION

     Based on interpretations by the staff of the Securities and Exchange Commission in no action letters issued to third parties, we believe that you may transfer new notes issued in the exchange offer in exchange for the outstanding notes if:

     - you acquire the new notes in the ordinary course of your business;

     - you have no arrangement or understanding with any person to participate in a distribution of the outstanding notes or the new notes;

     - you are not our "affiliate" within the meaning of Rule 405 under the Securities Act, or if you are our affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable; and

     - if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes.

     Each broker-dealer registered as such under the Exchange Act that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, or such shorter period as will terminate when all new notes covered by this prospectus have been sold pursuant to this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new notes.

     We will not receive any proceeds from any sale of new notes by brokers-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of one year after the expiration date or such shorter period as will terminate when all new notes covered by this prospectus have been sold pursuant to this prospectus, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

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                                 LEGAL MATTERS

     Certain legal matters in connection with the exchange offer will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Arthur Andersen LLP, independent public accountants, have audited our consolidated balance sheets as of December 31, 1999 and December 31, 2000 and our related financial statements for each of the years in the three-year period ended December 31, 2000. We have incorporated by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, in which these financial statements are included, in reliance on Arthur Andersen LLP's report, given on their authority as experts in accounting and auditing. See "Where You Can Find Additional Information" and "Incorporation of Information by Reference."

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Exchange Act, and in accordance with the requirements of the Exchange Act, we file reports and other information with the Securities and Exchange Commission. You may read and, for a fee, copy any document that we file with the Securities and Exchange Commission at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D. C. 20549. You may also obtain the documents that we file electronically from the Securities and Exchange Commission's web site at http://www.sec.gov. While any notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of notes any of the documents incorporated by reference in this prospectus and the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to John J. Stelben, Vice President, Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, (301) 581-0600.

                   INCORPORATION OF INFORMATION BY REFERENCE

     We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to a document we have filed with the Securities and Exchange Commission. The following documents or portions of documents which we have previously filed with the Securities and Exchange Commission (File No. 0-19147) are incorporated by reference into this prospectus:

     - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 29, 2001;

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 14, 2001;

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 13, 2001; and

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 9, 2001.

     All reports and other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the exchange offer shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this prospectus or a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in this prospectus, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Subject to the foregoing, all

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information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated or deemed to be incorporated by reference in this prospectus.

     We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated into this prospectus). Requests for such information should be directed to John J. Stelben, Vice President, Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, (301) 581-0600.

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